REVISED ANNUAL INFORMATION FORM

For the Year Ended December 31, 2020

Dated as at July 28, 2021

Suite 501 -543 Granville Street

Vancouver, British Columbia V6C 1X8

Canada

Tel: 604.688.6390

Fax: 604.688.1157

Email: info@EMXroyalty.com

Website: www.EMXroyalty.com

FORWARD-LOOKING INFORMATION

This Revised Annual Information Form ("AIF") may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this AIF, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF INFERRED,
INDICATED AND MEASURED RESOURCES

Canadian standards, including National Instrument 43-101 ("NI 43-101"), differ significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"), and resource information contained in this AIF may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves."  Under U.S. standards as set forth in the SEC's Industry Guide 7, Description of Property by Corporations Engaged or to be Engaged in Significant Mining Operations, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

This AIF may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under NI 43-101, the SEC does not recognize these terms under Industry Guide 7.

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Revised Annual Information Form ("AIF") is as of December 31, 2020.

Currency and Exchange Rates

In this AIF, all references to "Canadian dollars" and to "C$" are to Canadian dollars, references to "U.S. dollars" and to "US$" are to United States dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows for the indicated periods:

YEAR ENDED DECEMBER 31
	2020	2019	2018
End of period	1.2741	1.2988	1.3630
High for the period	1.4529	1.3600	1.3634
Low for the period	1.2718	1.2988	1.2297
Average for the period	1.3411	1.3269	1.2958

The Bank of Canada noon buying rate on March 24, 2021 for the purchase of one United States dollar using Canadian dollars was C$1.2562 (one Canadian dollar on that date equalled US$0.7961).

Glossary, Conversions, and Abbreviations

Glossary of Geological and Mining Terms

Alunite: a hydrated aluminium potassium, sulfate mineral [(KAl3(SO4)2(OH)6].

Andesite: an extrusive igneous rock of intermediate composition with aphanitic to porphyritic texture.

Argillic Alteration: hydrothermal alteration of wall rock which introduces clay minerals including kaolinite, smectite and illite.

Assay: a quantitative chemical analysis of an ore, mineral or concentrate to determine the amount of specific elements.

Breccia: a coarse-grained clastic rock, composed of broken rock fragments held together by a mineral cement or in a fine-grained matrix.

Dacite: an igneous extrusive rock with high iron content.

Diorite: a grey to dark-grey intermediate intrusive igneous rock composed principally of plagioclase feldspar, biotite, hornblende, and/or pyroxene.

Dike: a tabular igneous intrusion that cuts across the bedding or foliation of the country (host) rock, generally vertical in nature.

Doré: a mixture of predominantly gold and silver produced by a mine, usually in a bar form, before separation and refining into gold and silver by a refinery.

Epithermal: a hydrothermal mineral deposit formed within about 1 kilometer of the Earth's surface and in the temperature range of 50oC to 200oC.

Foliation: repetitive layering in metamorphic rocks.

Footwall: the underlying side of a fault, ore body, or mine working; particularly the wall rock beneath an inclined vein or fault.

Formation: a persistent body of igneous, sedimentary, or metamorphic rock, having easily recognizable boundaries that can be traced in the field without recourse to detailed paleontologic or petrologic analysis, and large enough to be represented on a geologic map as a practical or convenient unit for mapping and description.

Gneiss: a type of rock formed by high-grade regional metamorphic processes from pre-existing formations of igneous or sedimentary rocks.

Granitoid: pertaining to or composed of granite.

Granodiorite: a group of plutonic rocks intermediate in composition between quartz diorite and quartz monzonite.

Greenfields: conceptual exploration; relying on the predictive power of ore genesis models to search for mineralization in unexplored virgin ground.

Hanging wall: the overlying side of an ore body, fault, or mine working, especially the wall rock above an inclined vein or fault.

Hornfels: a fine-grained rock composed of a mosaic of equidimensional grains without preferred orientation and typically formed by contact metamorphism.

Hydrothermal: of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution, with or without demonstrable association with igneous processes.

Igneous rock: rock that is magmatic in origin.

Indicated mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource: is defined in NI 43-101 as that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intercalated: said of layered material that exists or is introduced between layers of a different character; especially said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

Leach: to dissolve minerals or metals out of ore with chemicals.

Lithocap: the shallow part of porphyry copper systems typically above the main Cu-Au/-Mo zone; upper alteration zone.

Measured mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.

Metamorphic rock: rock which has been changed from igneous or sedimentary rock through heat and pressure into a new form of rock.

Mineral reserve: is defined in NI 43-101 as the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource: is defined in NI 43-101 as a concentration or occurrence (deposit) of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Net smelter return royalty or NSR royalty: a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101: National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Oxide: a compound of ore that has been subjected to weathering and alteration as a result of exposure to oxygen for a long period of time.

Pegmatite: a very coarse-grained igneous rock that has a grain size of 20 millimetres or more.

Phyllite: a regional metamorphic rock, intermediate in grade between slate and schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces exposed by cleavage.

Plutonic: intrusive igneous rock that is crystallized from magma slowly cooling below the surface of the Earth.

Porphyry: igneous rock consisting of large-grained crystals dispersed in a fine-grained matrix or groundmass.

Probable mineral reserve: is defined in NI 43-101 as the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: is defined in NI 43-101 as the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pyroclastic: pertaining to clastic rock material formed by volcanic explosion or aerial expulsion from a volcanic vent; also, pertaining to rock texture of explosive origin.

Run-of-mine: ore in its natural state as it is removed from the mine that has not been subjected to additional size reduction.

Schist: a strongly foliated crystalline rock, which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. "quartz-muscovite-chlorite schist").

Shear zone: a tabular zone of rock that has been crushed and brecciated by parallel fractures due to "shearing" along a fault or zone of weakness. These can be mineralized with ore-forming solutions.

Silicification: the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Spectrography: the process of using a spectrograph to map or photograph a spectrum.

Stockwork: a complex system of structurally controlled or randomly oriented veins.

Strata: layers of sedimentary rock with internally consistent characteristics that distinguish them from other layers.

Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.

Stratibound: confined to a particular stratigraphic layer or unit.

Stratiform: occurring as or arranged in strata.

Strip (or stripping) ratio: the tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.

Sulfides or sulphides: compounds of sulfur (or sulphur) with other metallic elements.

Tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

Tuff: a general term for consolidated pyroclastic rocks.

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

Vuggy: containing small cavities in a rock or vein, often with a mineral lining of different composition from that of the surrounding rock.

Conversions

Linear Measurements
1 inch	=	2.54 centimeters
1 foot	=	0.3048 meter
1 yard	=	0.9144 meter
1 mile	=	1.609 kilometers

Area Measurements
1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.590 square kilometers

Units of Weight
1 short ton	=	2000 pounds or 0.893 long ton
1 long ton	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.1023 short tons
1 pound (16 oz.)	=	0.454 kilograms or 14.5833 troy ounces
1 troy oz.	=	31.1035 grams
1 troy oz. per short ton	=	34.2857 grams per metric ton

Analytical

Analytical	percent	grams per metric tonne	troy oz per short ton
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.029167
1 troy oz./short ton	0.003429%	34.2857	1
10 ppb	nil	0.01	0.00029
100 ppm	0.01	100	2.917

Temperature
Degrees Fahrenheit	=	(°C x 1.8) + 32
Degrees Celsius	=	(°F - 32) x 0.556

Frequently Used Abbreviations and Symbols
AA	atomic absorption spectrometry
AAR	annual advance royalty
AMR	advance minimum royalty
Ag	silver
As	arsenic
Au	gold
°C	degrees Celsius (centigrade)
cm	centimeter
C.P.G.	Certified Professional Geologist
CSAMT	Controlled source audio-frequency magnetotellurics
Cu	copper
F	fluorine
FS	feasibility study
°F	degrees Fahrenheit
g	gram(s)
g/t	grams per tonne
Hg	mercury
HSE	high sulphidation epithermal
ICP AES	inductively coupled plasma atomic emission spectroscopy
ICP MS	inductively coupled plasma mass spectroscopy
ICP MS/AAS	inductively coupled plasma mass spectroscopy/atomic absorption spectroscopy
IOCG	iron-oxide-copper-gold
IP	induced polarization
IPO	Initial Public Offering
JORC	Joint Ore Reserves Committee
JV	joint venture
kg	kilogram
km	kilometer
m	meter(s)
Ma	million years ago
Mn	manganese
Mo	molybdenum
Mt	million tonnes

n	number or count
NSR	net smelter returns
oz	troy ounce
opt	ounce per short ton
oz/ton	ounce per short ton
oz/tonne	ounce per metric tonne
Pb	lead
Pd	palladium
PEA	preliminary economic assessment
PFS	pre-feasibility study
PGE	platinum group element
ppb	parts per billion
ppm	parts per million
Pt	platinum
Q1, Q2, Q2, Q4	first, second, third and fourth fiscal quarters
QA	quality assurance
QC	quality control
sq	square
Sb	antimony
Tl	thallium
VMS	volcanogenic massive sulfide
Zn	zinc

CORPORATE STRUCTURE

Name, Address and Incorporation

EMX Royalty Corporation (the "Company" or "EMX") is a British Columbia company incorporated in Alberta on May 13, 1996 as Marchwell Capital Corp. and continued into British Columbia on September 21, 2004 and became subject to the Business Corporations Act (British Columbia).

On November 24, 2003, Marchwell underwent a reverse take-over by Southern European Exploration Ltd., which was incorporated in the Yukon Territory as 33544 Yukon Inc. on August 21, 2001 and which, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 23, 2003, Marchwell changed its name to Eurasian Minerals Inc. On July 19, 2017, Eurasian changed its name to EMX Royalty Corporation to better reflect its business.

EMX is a reporting company under the securities legislation of British Columbia and Alberta. Its common shares without par value ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American Exchange ("NYSE American") under the symbol "EMX" and the Frankfurt Stock Exchange under the symbol "6E9".

The Company's corporate office is located at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada and its telephone number is 604-688-6390. The Company's registered and records offices are located at Suite 704, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada.

The Company's technical office is located at 10001 W. Titan Road, Littleton, Colorado 80125, United States of America, and its telephone number is 303-973-8585.

Inter-corporate Relationships

A majority of the Company's business is carried on through its various subsidiaries. The following table illustrates the Company's material subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned, controlled or directed, directly or indirectly, by the Company:

Name	Place of Incorporation	Ownership Percentage

EMX Properties (Canada) Inc.	British Columbia, Canada	100%
Bullion Monarch Mining, Inc.	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
EMX - NSW1 PTY LTD.	Australia	100%
EMX Broken Hill PTY LTD.	Australia	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Sweden AB	Sweden	100%
Viad Royalties AB	Sweden	100%
EV Metals AB	Sweden	100%
EMX Finland OY	Finland	100%
EMX Norwegian Services AS	Norway	100%

DESCRIPTION OF THE BUSINESS

Overview

EMX is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's portfolio mainly consists of royalty and mineral property assets in North America, Europe, Turkey, Australia, Chile, and Haiti.

The three key components of the Company's business strategy are summarized as:

  Royalty Generation: EMX's more than 17-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty and annual advance royalty payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition: EMX has been acquiring royalty property interests since 2012. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to exploration projects. In conjunction with the potential acquisition of producing and pre-production royalties in the base and precious metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities. The timely identification of acquisition opportunities is often informed by the Company's in-country royalty generation initiatives.
  Strategic Investment: An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, as well as from strategic investments. This approach provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

Specialized Skill and Knowledge

All aspects of EMX business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

Competitive Conditions

Competition in the mineral exploration and royalty industry is intense. EMX competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of mineral and royalty interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical or mechanical power - all of which are readily available on or near its properties - EMX does not require any raw materials with which to carry out its business.

Intangible Property

EMX does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

EMX's business model is diversified in order to address impacts from commodity prices and business cycles, however, its business is not seasonal.

Economic Dependence

EMX's business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that EMX's business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of EMX's exploration are subject to environmental regulation in the various jurisdictions in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, EMX expects this evolution (which affects most mineral exploration and royalty companies) might result in increased costs.

Employees

At its financial year ended December 31, 2020, EMX had 40 employees and consultants working at various locations throughout the world.

Foreign Operations

EMX's mineral property interests are located in the United States, Canada, Scandinavia, Australia, and Chile, as well as in areas traditionally considered to be risky from a political or economic perspective, including Serbia, Turkey, Haiti, and the Russian Federation.

Bankruptcy Reorganizations

There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against EMX within the three most recently completed financial years or the current financial year.

Material Reorganizations

Except as disclosed under the heading "Three Year History", there has not been any material reorganization of EMX or its subsidiaries within the three most recently completed financial years or the current financial year.

Social or Environmental Policies

EMX has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.

EMX is committed to the implementation of a comprehensive Health, Safety, Environment, Labor and Community Policy and Stakeholder Engagement Strategy (the "Policies"). EMX ensures these Policies are made known to all its managers, staff, contractors and exploration and joint venture partners, and that the requirements contained therein are adequately planned, resourced implemented and monitored wherever EMX is actively managing the project and where EMX has obtained a formal commitment from its exploration and joint venture partners to adopt the same Policies.

1. Environmental Policy

The Company believes that good environmental management at every project it manages, whether in the exploration phase, feasibility stage, project construction or mine site operation, requires proactive health and safety procedures, transparent interaction with local communities and implementation of prudent expenditures and business performance standards that constitutes the foundation for successful exploration and subsequent development if the results warrant it.

EMX will develop and implement appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.

2. Community Relations, Communication and Notification Policy

Proactive interaction with the stakeholders on whom the Company's exploration and development programs may impact is considered an important part of the long-term investment that the Company is planning in its exploration programs in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region.

  EMX recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:
  communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;
  inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and
  identify any vulnerable or marginalized groups within the affected communities (e.g., women, elders or handicapped) and ensure they are also reached by above information disclosure and consultation activities.

In these respects, EMX will work actively and transparently with governmental authorities, other elected parties, non-governmental organizations, and the communities themselves to ensure that the communities are aware of the activities of the Company, and that the impact and benefits of such activities are a benefit to the communities.

When detailed or advanced exploration activities, including drilling, evaluation and other such programs, are implemented, the Company will endeavor to identify how the impacts of such work on communities can best be managed, and how benefits can best be provided to communities through its activities. This will be undertaken in consultation with the affected communities.

3. Labour, Health and Safety Policy

The health and safety of its employees, contractors, affected communities and any other role players that may participate and be affected by the activities of EMX are crucial to the long-term success of the Company.

The Company will establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers in accordance with Performance Standards 2, Labor and Working Conditions of the International Finance Corporation, a member of the World Bank Group.

Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labour, health and safety and good international industry practices are implemented and maintained by EMX, including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company will take measures to prevent any child labour or forced labour.

The Company's aim is at all times to achieve zero lost-time injuries and fatalities.

4. Development Stage Environmental and Social Management Policy

EMX will communicate and consult with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.

RISKS AND UNCERTAINTIES

Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of EMX's business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this AIF before making an investment decision.

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that royalty agreements, option agreements, claims and leases are in good standing and obtaining permits for exploration activities, mine development, and mining operations.

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility or other studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious, base, and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered or are being mined.

Unknown Defects or Impairments in EMX's Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests EMX holds or acquires may prevent EMX from realizing the anticipated benefits from its royalty and stream interests, and could have a material adverse effect on EMX's business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management's estimate of the carrying value of EMX's royalty and stream interests and could result in impairment charges. While EMX seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests  EMX acquires, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which EMX holds or seeks to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. EMX often does not have the protection of security interests over property that EMX could liquidate to recover all or part of EMX's investment in a royalty or stream interest. Even if EMX retains its royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact EMX.

Operators' Interpretation of EMX's Royalty and Stream Interests; Unfulfilled Contractual Obligations

EMX's royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing EMX's royalty and stream interests may interpret EMX's interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and EMX could be forced to take legal action to enforce its contractual rights. EMX may not be successful in enforcing its contractual rights, and EMX's revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during any such dispute or if EMX's position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

• the existence or geographic extent of the royalty or stream interest;

• methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;

• third party claims to the same royalty interest or to the property on which EMX has a royalty or stream interest;

• various rights of the operator or third parties in or to the royalty or stream interest;

• production and other thresholds and caps applicable to payments of royalty or stream interests;

• the obligation of an operator to make payments on royalty and stream interests; and

• various defects or ambiguities in the agreement governing a royalty and stream interest.

Revenue and Royalty Risks

EMX cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Timok Project in Serbia and the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. For the Leeville property, there is also a risk that the operator may cease to operate in the Company's area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by the Company from either property.

EMX also earns or is due additional revenues including stages option payments, advanced annual royalty payments, management or operator fees, and anti-dilution provisions within various property agreements. There is a risk that any of these payments will be received and timing of any receipts may fluctuate. Further, certain payments may be dependent on milestone conditions, or the value may be based on certain market conditions including metal prices, or market price of equity interests received. At the time of entering into the agreement management, management cannot reasonably estimate the value of these future receipts.

Royalty Operation and Exploration Funding Risk

EMX's strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX's properties and the properties on which it holds royalties. Consequently, the economic viability of any of these exploration projects and EMX's or the operator's ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has, and believes the operators of properties on which it holds royalty interests have, obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX's or the project operator's operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX and such operators may be required to compensate those suffering loss or damage by reason of their mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Foreign Countries and Political Risks

The Company operates in and holds royalties on properties in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates or holds royalty interests may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.

Impact and Risks of Epidemics

All of EMX's royalty properties and royalty generating operations are subject to the risk of emerging infectious diseases, including COVID-19, or the threat of outbreaks of viruses or other contagions through the mining operations and exploration properties to which EMX's royalty interests and potential royalty interests relate. In addition, EMX's own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on EMX, its business, results from operations and financial condition.

The current novel Coronavirus (COVID-19) global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive revenue is suspended, it may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities. The Company continues to monitor the situation and the impact COVID-19 may have on its business.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on the Company's ability to raise additional funds through equity issues.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to explore for and exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims and defects could have a material adverse impact on the Company's operations.

Currency Risks

The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of funds available and work conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state or provincial, and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations. In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Extreme weather events have the potential to disrupt operations at the Company's properties and may require the Company to make additional expenditures to mitigate the impact of such events.

Key Personnel Risk

EMX's success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the corporate laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the Company. EMX's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company's directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in Common Shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company ("PFIC") for the financial year ending December 31, 2020 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX's net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission ("SEC"), the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.

Future acquisitions of corporations may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Financial Year ended December 31, 2018

On January 17, 2018, EMX executed an agreement granting an option on the Buckhorn Creek copper porphyry project in Arizona to Kennecott Exploration Company ("Kennecott") for cash payments to EMX and work commitments during Kennecott's earn-in period, and upon 100% earn-in, a 2% NSR royalty interest in addition to pre-production and milestone payments to EMX's benefit.

On February 5, 2018, EMX received US$665,525, as the cash equivalent to the third 500-ounce gold bullion payment from Çiftay, as part of the payment schedule for the Akarca. Receipt of this third payment left a pre-production total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX.

On February 8, 2018, EMX executed a purchase agreement for the Guldgruvan cobalt project in Sweden with Boreal Energy Metals Corp. ("BEMC"), a newly created and wholly owned subsidiary of Norden Crown Metals Corp. ("Norden" was formerly Boreal Metals Corp.). Pursuant to the agreement, the Guldgruvan nr 101 license was transferred to BEMC in exchange for the issuance of shares of BEMC, a 3% NSR royalty interest on the project, and other considerations to EMX's benefit.

On February 14, 2018, EMX executed a definitive agreement for the sale of the Modum cobalt project in Norway to Norden. The agreement provided EMX with share equity in Norden, a 3% NSR royalty on the project, and advance annual royalty payments.

On February 14, 2018, EMX acquired of 1,324,181 common shares of Norden Crown Metals Corp., representing 2.6% of Norden's issued and outstanding shares. EMX acquired the shares pursuant to the sale to Norden of the Modum cobalt project in Norway (see EMX news release dated January 16, 2018). After the acquisition the Company owned 10,530,064 common shares, representing 19.9% of Norden's outstanding common shares.

In a March 1, 2018 news release, the Company announced drill results from Norden's first five holes at the Gumsberg royalty property that confirmed high grade zinc-lead-silver mineralization.

In a March 5, 2018 news release, the Company announced that the winter drill campaign of IG Copper LLC ("IGC") was underway at the Malmyzh project. In addition, the Company announced that Scotiabank Europe plc, the U.K. subsidiary of The Bank of Nova Scotia, had been retained to assist with IGC's strategic business initiatives.

On March 19, 2018, EMX acquired 2,979,798 common shares of BEMC, representing 5.9% of BEMC's outstanding common shares. EMX acquired the shares pursuant to the sale of the Guldgruvan cobalt project in Sweden to BEMC (see EMX news release dated February 9, 2018).

In an April 17, 2018 news release, the Company announced that Çiftay had completed 7,844 meters of drilling resulting in a significant increase in the footprints of gold and silver mineralization at EMX's Akarca royalty property. EMX also announced that it had received a pre-production payment of US$665,525 in February 2018, the cash equivalent of 500 ounces of gold.

On April 18, 2018, EMX executed an agreement granting an option on the Riddarhyttan Iron-Oxide-Copper Gold ("IOCG") and massive sulfide project in Sweden to South32 Ltd. ("South32"). Pursuant to the agreement, South32 can earn 100% interest in the project during a five-year period by making cash payments and making a one-time option exercise payment to EMX, as well as completing work commitments. Upon South32's exercise of the option for 100% control of the project, EMX will retain a 3% NSR royalty, and receive AAR and milestone payments.

On May 2, 2018, EMX entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP ("Sprott") providing EMX with a US$5 million senior secured credit facility. EMX used the proceeds of the credit facility for corporate and working capital purposes.

In a May 2, 2018 news release, the Company announced additional high-grade zinc-lead-silver drill results from Norden's winter drill campaign at the Gumsberg royalty property.

On May 16, 2018, EMX executed a purchase agreement for the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden with BEMC. for additional equity interest in BEMC, AARs, and uncapped 3% NSR royalty interests on each of the projects.

On May 18, 2018, EMX acquired 2,020,202 common shares of BEMC, representing an additional 4% equity stake in BEMC, and bringing EMX's aggregate interest to 9.9% of BEMC's issued and outstanding shares. EMX acquired the additional shares pursuant to the sale of the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden (see EMX news release dated April 11, 2018). EMX was also granted a 3% NSR royalty on the two projects, as well as other considerations to EMX's benefit.

In a June 14, 2018 news release the Company announced that IGC had executed a definitive Share Purchase Agreement to sell the Malmyzh copper-gold porphyry project to Russian Copper Company, a privately held, leading copper producer in the Russian Federation (the "Transaction"). The closing of the Transaction was contingent on RCC completing additional due diligence, as well as receiving approval from the Russian Federal Anti-Monopoly Service.

In an August 13, 2018 news release the Company provided updates on drill results from the Balya royalty property in northwestern Turkey, and on continued development permitting of the Sisorta royalty property in northeastern Turkey.

On September 24, 2018, EMX executed a purchase agreement for the Kimberley Copper Project in Western Australia with Enfield Exploration Corporation. The agreement included a commitment from Enfield to raise US$1,000,000 for an initial drill test of the project.

In an October 2, 2018 news release the Company provided an update on the sale by IGC of the Malmyzh project to Russian Copper Company including that all conditions precedent to completing the sale, as defined in the Share Purchase Agreement, had been fulfilled, and the US$200 million completion consideration had been paid into escrow.

In an October 11, 2018 news release the Company announced that IGC had notified EMX that the sale of the Malmyzh project to Russian Copper Company for US$200 million had closed. Of this amount, US$190 million was released from escrow, with the remaining US$10 million held in escrow to be released subject to certain conditions over the succeeding 12 months. The initial cash distribution to EMX by IGC was approximately US$65 million, with subsequent cash distributions to EMX (up to US$4 million) to be completed upon the remaining funds being released from escrow.

In support of the Malmyzh sale, EMX had borrowed US$18.5 million from Sprott ("Sprott Loan"), and then loaned the US$18.5 million to IGC ("EMX Loan"). Both the Sprott Loan and the EMX Loan were re-paid upon completion of the sale of Malmyzh. In connection with the Sprott Loan, EMX issued 381,321 Common Shares and paid cash fees of US$550,000 and US$185,000 in interest to Sprott. In connection with the EMX Loan, IGC issued EMX 37,000 units in IGC, reimbursed EMX for fees, interest payments and costs incurred under the Sprott Loan, and paid EMX a fee of US$550,000 (this amount is included in the initial cash distribution noted above).

On October 29, 2018, EMX received its initial cash distribution of US$65.15 million from the IGC sale of the Malmyzh project.

On November 5, 2018, EMX repaid the US$5 million senior secured credit facility loan from Sprott.

On November 8, 2018, EMX executed a Regional Strategic Alliance agreement with South32. The agreement provided annual funding for generative work and acquisitions over a two-year period, as well as a framework to advance projects of interest. Projects advanced to the drill program stage may be selected as Designated Projects. Designated Projects will advance under separate option agreements providing for work commitments and cash payments to EMX during South32's earn-in period, and upon 100% earn-in, a 2% NSR royalty interest and pre-production and milestone payments to EMX's benefit. South32 initially selected five EMX copper projects in Arizona to begin advancing toward the drill program stage.

In a November 28, 2018 news release the Company provided an update on its royalty and mineral property portfolio consisting of over 90 projects on five continents.

In a November 30, 2018 news release the Company provided a detailed disclosure regarding the US$3.8 million in bonuses awarded to EMX's management and staff in respect of their seven years of effort to monetize the Company's investment in IGC and the Malmyzh project. This additional disclosure included a summary of the rationale, approval process, recipients, and allocations related to the bonus.

On December 12, 2018, EMX executed a purchase agreement for the sale of the Bleikvassli, Sagvoll, and Meråker polymetallic projects in Norway, and the Bastuträsk polymetallic project in Sweden to OK2 Minerals Ltd. (name changed to Norra Metals Corp. in February 2019). Pursuant to the agreement, EMX received equity interest in OK2 (Norra), work commitments to advance the projects, uncapped 3% NSR royalty interests on each of the properties, and AAR payments. EMX also received a 1% NSR royalty on OK2's (Norra's) Pyramid project in British Columbia.

Financial Year Ended December 31, 2019

On February 15, 2019, EMX received 4,808,770 common shares of Norra Metals Corp. ("Norra") (TSX-V: NORA) (previously OK2), representing a 9.9% equity stake in Norra. EMX acquired the shares pursuant to the sale of the Bleikvassli, Sagvoll and Meråker projects in Norway, and the Bastuträsk project in Sweden.

On February 20, 2019, EMX acquired 1,995,672 common shares (representing 2.63% of the outstanding shares) and warrants to purchase an additional 1,995,672 common shares of Norden until February 20, 2022 for C$0.15 per share.

On February 28, 2019, EMX executed an agreement granting an option on the Røstvangen and Vakkerlien properties in Norway to Playfair Mining Ltd. ("Playfair"). The agreement provided EMX with share equity in Playfair, and upon Playfair's completion of the option terms and other considerations, a 9.9% interest in Playfair, a 3% NSR royalty on the projects, and advance royalty payments.

On April 1, 2019, EMX executed an agreement for the sale of 13 exploration licenses comprising EMX's Gold Line Project in central Sweden to Gold Line Resources Ltd. ("GLR"), a  British Columbia company. The Agreement provided EMX with an initial 9.9% interest in GLR, advance royalty payments, and a 3% NSR royalty interest in the properties.

In an April 2, 2019 news release the Company announced that Nevsun Resources Ltd. ("Nevsun") had made significant advancements at the Timok Project royalty property, including: a) an updated high grade Upper Zone PFS, b) commencement of an Upper Zone exploration decline, and c) completing an initial inferred resource for the Lower Zone porphyry project. The Q1 2019 acquisition of Nevsun by Zijin Mining Group Co. Ltd. was also announced.

On April 10, 2019, EMX executed an option to purchase agreement for the sale of the Swift and Selena Carlin-style gold projects in Nevada to Ridgeline Minerals Corporation ("Ridgeline"), a wholly owned subsidiary of Carlin-Type Holding Ltd ("CTH"), a privately-held British Columbia corporation. The Agreement provided EMX with an initial 9.9% interest in CTH, and for each project a 3.25% production royalty and advance royalty and milestone payments.

On April 12, 2019, EMX received a US$2 million escrow distribution from the sale of the Malmyzh project, which in addition to the initial US$65.15 million payment in 2018, brought the total cash paid to EMX to US$67.15 million.

In an April 24, 2019 news release the Company announced a C$1.0 million strategic equity investment in Millrock Resources Inc. ("Millrock") (TSX-V: MRO, OTCQX: MLRKF) through a private placement financing. In return, Millrock granted royalty interests to EMX on some of Millrock's properties in the Goodpaster Mining District of Alaska which hosts the Pogo high grade underground gold mine. The private placement funds were for the support of Millrock's programs in the Goodpaster District.

On April 25,2019, EMX acquired 7,142,857 common shares (representing 9.4% of the outstanding shares) and warrants to purchase an additional 7,142,857 common shares of Millrock until December 14, 2019 at C$0.14 per share; and then $0.17 per share until December 14, 2020; and then $0.20 per share until December 14, 2021.

On May 17, 2019, EMX executed a purchase agreement to acquire royalty interests from Corvus Gold Inc. ("Corvus") in Alaska's Goodpaster mining district for C$350,000, and an equity investment of C$900,000 (equivalent to 500,000 shares) in Corvus through a private placement financing. EMX's acquisition of the Corvus royalty property interests complemented the Company's acquisition of Goodpaster royalty property interests from Millrock.

In an August 14, 2019 news release the Company announced it had received C$636,000 as royalty and pre-production payments from properties in Turkey.

In an August 27, 2019 news release the Company provided an update regarding its exploration programs at the Queensland Gold project in northeastern Australia. The Queensland Gold property encompasses a 46,400-hectare area covering historic gold mines, gold occurrences, drill defined zones of gold mineralization, and multiple untested gold geochemical anomalies indicated by historic data sets.

On September 13, 2019, EMX executed purchase agreements for the sale of the Alanköy and Trab-23 projects in Turkey to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately-owned Turkish company. EMX received a gold bullion payment (or the cash equivalent) at closing, uncapped 2.5 NSR royalty interests on each project, AAR and milestone payments, and work commitments by Kar to advance the projects.

In a September 30, 2019, news release the Company announced that partner Gold Line Resources ("GLR"), a British Columbia Company, had completed an oversubscribed private financing, having raised C$912,750. GLR is advancing EMX's Gold Line royalty properties in central Sweden.

On October 22, 2019, EMX entered into a Term Sheet and Loan Agreement with Norden whereby the Company was to loan C$800,000 to Norden for one year.

On October 30, 2019, EMX acquired 791,000 common shares (representing 1.04% of the outstanding shares) of Norden. The acquisition was made pursuant to purchases through the facilities of the TSX-V at a price of C$0.05 per share (C$39,550 in total). The shares were acquired for investment purposes.

In a November 14, 2019, news release the Company announced it had received C$776,000 (US$584,000) as pre-production payments from the Akarca and Sisorta royalty properties.

In December 2019, EMX acquired a 19.9% equity interest (18.9% on a fully diluted basis), in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation through wholly owned subsidiary Rawhide Mining LLC. The Rawhide mine is located approximately 50 miles from Fallon, Nevada, and is a fully permitted open pit heap leaching operation that produces gold and silver doré. RAH distributes 50% of its taxable income to the LLC members on a quarterly basis as a tax distribution. As well, RAH has historically made significant additional ordinary distributions to its members and may continue doing so given ongoing mining at the Rawhide and Regent open pits.

Financial Year Ended December 31, 2020

In January 2020, EMX completed the transfer of the Company's Balya polymetallic royalty property in Turkey from Dedeman Madencilik San. ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan") a private Turkish company that operates 40 mines and eight processing plants, and is one of Turkey's leading producers of raw materials and base metals. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya royalty property. EMX retains a 4% net smelter return ("NSR") royalty on the property that is uncapped and cannot be repurchased. Dedeman commenced pilot-scale production in 2015; and reached an agreement to sell the property and mining facilities to Esan in late 2019. As part of the transaction, EMX executed a revised royalty agreement with Esan that provides for the blending of materials mined from the Esan property and EMX's royalty property, and provides detailed guidelines regarding royalty payment calculations.

On February 10, 2020, EMX entered into an agreement with Akkerman Exploration B.V., a private Netherlands company, to acquire a 2% NSR royalty on various exploration licenses totaling just over 1,000 hectares (the "Kaukua Royalty") in Finland.  The Kaukua Royalty was acquired from Akkerman by EMX for C$125,000 and the issuance of 52,000 EMX shares. EMX's NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of the NSR royalty is uncapped, and cannot be repurchased.

On February 13, 2020, the Company executed an option agreement for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals Limited ("Pursuit") a publicly traded company listed on the Australian Stock Exchange that is focused on battery metal assets in Fennoscandia. The Agreement provides EMX with an equity interest in Pursuit, a 3% NSR royalty on each project, and other considerations including annual advance royalty ("AAR") and milestone payments. Pursuit may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied.

On February 14, 2020, EMX closed a US$3.79 million strategic investment in Ensero Holdings, Inc. ("Ensero"), a privately held Delaware corporation. EMX's investment in Ensero provides for positive cash flow to the Company from dividend and other payments totaling US$8.54 million over seven years and a 7.5% equity position, as well as the basis for a strategic alliance to identify mineral properties for acquisition, reclamation, and subsequent sale.

On February 27, 2020, the Company executed an agreement for the sale of the Tomtebo and Trollberget polymetallic projects in Sweden to District Metals Corp. ("District"). The agreement provided EMX with an initial 9.9% equity interest in District, annual advance royalty payments, 2.5% NSR royalty interests in the projects, and other consideration. Subsequently, on June 29, 2020 the Company signed an Amended and Restated Purchase and Sale Agreement.

On March 19, 2020, EMX entered into an agreement to purchase net smelter returns royalty interests covering 18 properties in Chile from Revelo Resources Corp. ("Revelo") for US$1,162,000. The agreement included a provision for Revelo to repay a loan due to EMX totalling approximately US$369,907.

On March 30, 2020, the Company executed an option agreement for the Antelope gold project in Nevada with Hochschild Mining PLC ("Hochschild"). The Agreement provides EMX with work commitments and cash payments during Hochschild's earn-in period, and upon earn-in, a 4% NSR royalty, annual advanced royalty payments, and milestone payments. Pursuant to the agreement, Hochschild can earn 100% interest in the project by: (a) making option payments totaling US$600,000; (b) completing US$1,500,000 in exploration expenditures before the fifth anniversary of the Agreement; and (c) reimbursing EMX the previous year's holding costs.

On April 6, 2020, the Company executed three separate option agreements for the Erickson Ridge, South Orogrande, and Robber Gulch gold projects in Idaho with Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL). The agreements provide for share and cash payments to EMX, as well as work commitments during Gold Lion's earn-in period for each given project, and upon earn-in, a 3.5% net smelter return royalty, annual advanced royalty payments, and milestone payments. Pursuant to each agreement, Gold Lion can exercise its option to earn 100% interest in a given project by: (a) making option payments totaling US$600,000 to EMX, (b) delivering a total of 950,000 shares of Gold Lion to EMX, and (c) completing US$1,500,000 in exploration expenditures before the fifth anniversary of the agreement.

On May 18, 2020, EMX executed an amendment to its Option Agreement with Sienna Resources Inc. ("Sienna"), originally signed in December 2017 for the Slättberg nickel-copper-cobalt-PGE (Ni-Cu-Co-PGE) project in southern Sweden. Under the amended agreement Sienna can earn a 100% interest in the Kuusamo Project in Finland, subject to a 3% NSR royalty to EMX by: (a) Issuing an additional 500,000 shares of Sienna to EMX upon execution of the amendment agreement; (b) Spending a minimum of C$250,000 on exploration and project advancement over the next two years; (c) Reimbursing EMX for its acquisition costs and expenses related to the Kuusamo project; and (d) Issuing 1,500,000 additional shares of Sienna to EMX at the end of the two year option period. If Sienna satisfies the conditions of the option agreement and elects to acquire the project, EMX will receive annual advance royalty ("AAR") payments of US$25,000 commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$5,000 per year until reaching a cap of US$75,000 per year.

On June 4, 2020, the Company executed a purchase agreement to acquire a portfolio of royalty and property interests from Canadian prospector and entrepreneur Perry English, through his company 1544230 Ontario Inc., for C$3 million. The Portfolio consists of over 60 properties, including 52 projects optioned to third parties, of which 39 include provisions for NSR royalty interests. The portfolio may generate cash flow to EMX from option payments of more than C$2.5 million over the next three and a half years, as well as share-based payments valued at ~C$800,000 using market prices current at the time of the transaction. Based on the valuation at the time of the transaction, EMX's investment will pay for itself, with the Company retaining upside from NSR royalty interests that range from 0.75% to 2.5% on the 39 optioned projects.

On August 11, 2020, EMX executed of an option agreement for the Løkken and Kjøli polymetallic projects in Norway and the Southern Gold Line properties in Sweden with New Dimension Resources ("NDR") (name changed to Capella Minerals Limited November 10, 2020, TSX-V: CMIL). The agreement provides EMX with up to a 9.9% equity interest in NDR (CMIL), annual advance royalty payments, 2.5% NSR royalty interests in the projects, and other consideration. Subsequently, an Amended and Restated Exploration Agreement was signed on November 25, 2020.

On September 4, 2020, the Company executed an exploration and option agreement for the Queensland Gold project in northeastern Australia with Many Peaks Gold Pty Ltd ("MPL"), a private Australian company. The agreement provides EMX with cash, work commitments, annual advance royalty payments, and a 2.5% NSR royalty interest in the project, as well as other consideration.

In October 21, 2020, EMX executed another amendment to its option agreement with Sienna Resources Inc., originally entered into in December, 2017.  The amendment adds EMX's Bleka and Vekselmyr projects in southern Norway to the option agreement, whereby Sienna will enter a two year option period to acquire 100% interest in the Norway projects by satisfying work commitments and making payments of cash and equity to EMX, with EMX retaining 3% net smelter returns royalty interests upon Sienna's earn-in. Sienna can earn a 100% interest in the Bleka and Vekselmyr projects by: (a) Issuing an additional 500,000 shares of Sienna to EMX upon execution of the amended Agreement; (b) Spending a minimum of C$250,000 per year on exploration on the projects over the next two years; (c) Reimbursing EMX for its acquisition costs and expenses related to the Bleka and Vekselmyr projects; and (d) Issuing 1,500,000 additional shares of Sienna to EMX at the end of the two-year option period.  If Sienna satisfies the earn-in conditions of the agreement and elects to acquire the projects, EMX will receive annual advance royalty payments of US$25,000 for each property commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$5,000 per year until reaching a cap of US$75,000 per year.

On November 24, 2020, EMX executed a purchase agreement for a portfolio of royalty and property interests from Frontline Gold Corporation (TSX-V: FGC) ("Frontline") for C$800,000, which will be paid 50% in cash and 50% in shares of EMX.  The portfolio consists of 41 legacy claims (totaling ~6,100 hectares), distributed over four properties (Gullrock Lake, Duchess, Red Lake, and Tilly) in the Red Lake mining district, Ontario, which are currently operated by Pacton Gold Inc.

On December 11, 2020, the Company acquired ownership of 1.2 million common shares (representing 17.01% of the outstanding shares) of Daura Capital Corp. ("Daura) The shares were acquired for investment purposes pursuant to a private placement under the prospectus exemption set out in section 2.3 [Accredited investor] of National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators at a price of C$0.15 per share for the total consideration of C$180,000.

MINERAL PROPERTIES

Introduction

EMX has been generating exploration projects for over 17 years and is now focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. EMX has built a portfolio of precious metals, base metals, battery metals, and palladium-platinum royalty and mineral property interests that includes over 200 projects and spans five continents. These assets provide revenue streams to the Company from royalty payments, pre-production payments, and equity issuances while maintaining exposure to development and exploration upside optionality as projects are advanced by the operators and partners. EMX supplements mineral property revenue streams and value creation by making strategic investments in undervalued companies or projects, with exit strategies that can include royalty positions, equity sales, or a combination of both. The Company's royalty, royalty generation, and strategic investment portfolio mainly consists of properties in North America, Europe, Turkey, Australia, Chile, and Haiti.

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System (the "CIM") - CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Resources and Reserves

The terms "measured resource", "indicated resource" and "inferred resource" used in this AIF are terms as defined in accordance with NI 43-101. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

Investors are cautioned that inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. An inferred resource is that part of a mineral resource for which quantity and grade are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade continuity. It is reasonably expected that the majority of inferred resources could be upgraded to indicated resources with continued exploration. Inferred resources must not be included in an economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Disclosure of gold, silver, platinum, and palladium resources expressed in ounces, or copper, lead, zinc, nickel, or cobalt resources expressed in pounds or tonnes in the mineral resource categories in this document is in compliance with NI 43-101, but does not meet the requirements of the SEC's Industry Guide 7, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

The requirements of NI 43-101 for identification of "reserves" are also not the same as those of Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under Industry Guide 7.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

On October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining issuers, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards. However, while EMX files its reports under the Multijurisdictional Disclosure System (MJDS), it will not be subject to the new disclosure rules under Subpart 1300, but if EMX loses the ability to file reports or registration statements under the MJDS, EMX will be required to file reports compliant with Subpart 1300 which will result in increased costs.

Even if the Company completes its programs on its exploration properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit for further drilling, engineering, environmental, and other studies before the Company will know if it has a commercially viable mineral deposit (a reserve) on the property. In order to balance this risk, EMX is focused on entering into agreements with other parties to convert its royalty generation exploration assets into royalty interests with early-stage pre-production payments. EMX's outright purchases of royalty property interests help to accelerate near-term revenue streams to the Company.

Mineral Properties Discussion

EMX's royalty interest in the Timok Project located in eastern Serbia is material to the Company (See section "Serbia" below). Other property descriptions are included in this report, but the Company does not consider that individually these properties are material at this time. All of the Company's properties that have been optioned or sold include provisions for EMX royalty interests. Many of these properties provide milestone and advance minimum royalty ("AMR") or annual advance royalty ("AAR") payments that generate early revenue streams to EMX's benefit prior to production.

General comments regarding the discussion of Mineral Properties:

  The Company's, as well as its partners, exploration programs have been conducted in accordance with industry standard best practice guidelines. Exploration samples are securely submitted to independent, internationally certified (e.g., ISO) laboratories for preparation, assaying, and geochemical analysis. Routine QA/QC analysis is performed by EMX, including the utilization of certified reference materials, blanks, and duplicate samples.

  Reference made to nearby mines and mineral deposits in similar geologic settings provides context for EMX's properties, but this is not necessarily indicative that the Company's properties host similar mineralization.

  EMX has been closely monitoring developments regarding the COVID-19 pandemic for a year now, with a focus on the jurisdictions in which the Company operates. The worldwide spread of COVID-19 has resulted in governments implementing measures to curb the spread of the virus. EMX has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates.

EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity. As of the date of this AIF, although significant restrictions have been implemented (e.g., travel restrictions, etc.), management adapted to the situation and continued to advance the Company's business initiatives. Initially this consisted of work-from-home protocols, but has now evolved to having our field programs up-and-running with our in-country based staff.

Additional details on EMX's royalty, royalty generation, and strategic investment property portfolios are included in the following sections.

North America

United States

At year end, EMX's portfolio in the U.S. included 69 royalty and royalty generation properties in Arizona, Nevada, Utah, Idaho, Wyoming, and Alaska. There were 29 royalty properties and projects optioned for an EMX royalty interest, nine projects that are being advanced under the South32 Regional Strategic Alliance ("RSA"), and 31 royalty generation properties available for partnership. As a subsequent event, three additional copper exploration properties were selected by South32 as Designated Projects.

The Company's work in 2020 was focused on a) advancing the South32 funded RSA projects and generative programs in the southwestern U.S., b) acquisition of new royalty generation gold projects by staking open ground, c) forming new partnerships for available properties, and d) identifying royalty assets for purchase.

Leeville Property

The Leeville royalty property is an EMX asset acquired in the 2012 merger with Bullion Monarch Mining Inc. The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture (61.5% - 38.5%, respectively). Leeville royalty provisional payments to EMX totaled approximately US$977,600 during 2020. Royalty production totaled 555 troy ounces of gold that were sourced from the West Leeville (72%), Carlin East (15%), and Turf (13%) operations. This represents an increase from the 476 royalty gold ounces received by EMX in 2019. The Leeville royalty performed according to management expectations in 2020.

NGM continues to emphasize the "significant growth potential" of the Leeville Complex, which is partially covered by EMX's Leeville royalty property. Although much of the upside potential recently emphasized by NGM is north of the Leeville royalty property, specific reference is also given to the upside at the Rita K deposit. Rita K, which occurs within a gold mineralized corridor extending to the southeast of West Leeville and across EMX's royalty footprint, continues to be the subject of drill delineation and underground development. NGM's focus on advancing the potential of the Leeville Complex highlights the upside optionality of EMX's Leeville royalty property. However, the Company does not have access to the information from NGM in order to confidently assess when the impact of these exploration and development efforts will be realized on the Company's Leeville royalty property.

Maggie Creek and Maggie Creek South Properties

Additional Carlin Trend exploration upside is provided by EMX's Maggie Creek South and Maggie Creek royalty properties. The Maggie Creek South 3% NSR royalty property occurs approximately 1.5 kilometers south-southeast of NGM's Gold Quarry mining operation, and covers about 5.2 square kilometers of ground controlled by NGM. EMX is not aware of any work conducted by NGM on EMX's royalty property during 2020.

The Maggie Creek gold property is located approximately two kilometers north-northeast of Gold Quarry. EMX has a 2% NSR royalty on precious metals and a 1% NSR royalty on all other minerals (see EMX news release dated February 23, 2016). The Maggie Creek royalty property covers approximately 7.2 square kilometers, and is controlled by Renaissance Gold Inc. U.S. Gold Corp. has an option to earn-in up to a 70% interest in the Maggie Creek project, and conducted data reviews and a district wide gravity survey in 2020, identifying a number of targets for follow up (see U.S. Gold news releases data May 13, and October 28, 2020).

Gold Bar South Property

The Gold Bar South royalty property is located about 40 kilometers northwest of Eureka, Nevada on the Battle Mountain-Eureka Trend. EMX has a 1% NSR royalty on the Gold Bar South property (previously known as Afgan).

Gold Bar South ("GBS"), operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("MMI"), is a satellite deposit situated ~5.6 kilometers southeast of MMI's Gold Bar mining operation, which commenced commercial production in 2019 (see MMI news release dated May 23, 2019). During 2020, MMI conducted drilling to in-fill and test extensions to GBS mineralization totaling 35,000 feet. As a subsequent event, MMI provided a mineral resource and reserve update for the Gold Bar operation, including first time, open pit constrained probable reserves for GBS at an assumed gold price of US$1500/oz, and stated as 2,135 Ktons averaging 0.031 oz/ton gold, yielding contained gold of 65.7 Koz and recoverable gold of 40.1 Koz (see MMI news release dated January 7, 2021). MMI's inclusion of the GBS satellite open pit into the Gold Bar mine plan is given in a feasibility study that included the reserve contributions from GBS (see MMI news release dated February 22, 2021). EMX is encouraged by MMI's rapid advancement of the GBS royalty property towards mine development.

Hardshell Property

The Hardshell lead-zinc-silver royalty property is located approximately 75 kilometers southeast of Tucson, Arizona.  Hardshell consists of 16 unpatented federal lode mining claims that are included as part of South32's Hermosa property. EMX retains a 2% NSR royalty that is not capped, nor subject to buy down, on the Hardshell property.

During 2020, South32 disclosed a first time JORC underground oxide resource estimate for the Clark deposit (formerly named the Central deposit) and commenced a scoping study "focused on metallurgy and the manganese battery chemicals market for the Hermosa project's Clark Deposit, with completion expected in H1 FY22" (see South32 Financial Results & Outlook Half Year Ended 31 December 2020). South32 has also provided an updated schedule for completion of the Taylor Pre-Feasibility Study which "is now expected to be concluded in the June 2021 half year at which time an update will be provided on the preferred configuration, expected capital profile and timeline to first production" (see South32 September 2020 Quarterly Report).

EMX emphasizes that the Clark resources and Taylor reserves are adjacent to, but to the Company's knowledge do not include mineralization hosted within the Hardshell claim block. However, South32 drilling, totaling ~8,500 meters of angled core, has intersected lead-zinc-silver mineralization, as well as copper mineralization, within the Hardshell royalty claim block.

South32 Regional Strategic Alliance

EMX has a Regional Strategic Alliance ("RSA") agreement between its wholly-owned subsidiary, Bronco Creek Exploration, Inc., and South32 (see EMX news release dated December 6, 2018). Under the terms of the RSA agreement South32 is providing annual funding for generative work performed by EMX to identify properties for further exploration ("Alliance Exploration Properties" or "AEPs") within the RSA Area of Interest ("AOI") consisting of the states of Arizona, New Mexico, and Utah, but excluding South32's Hermosa project in southern Arizona. The initial RSA term of two years was renewed in November of 2020 for an additional two years. EMX personnel continued to conduct exploration activities on AEPs with additional funding from South32 to identify projects suitable for designation as Designated Projects.

Each option agreement covering a Designated Project will provide that South32 can earn 100% interest in the project by reimbursing EMX's holding costs upon execution of the option agreement, and making option payments and completing work commitments during the five-year term of the option agreement. Upon exercise of the option by South32, EMX will retain an uncapped 2% NSR royalty on the project (not subject to purchase or buy down), and will receive annual advance royalty and project milestone payments.

Eleven Arizona porphyry-copper projects were advanced under the South32 RSA in 2020. EMX work programs on behalf of the RSA included drilling, drill permitting, geological mapping, geophysical surveys, and geochemical sampling. In addition, generative reconnaissance work was conducted to identify new copper targets for acquisition. The Midnight Juniper project was selected as a Designated Project in Q2. South32 dropped the project after completion of a three-hole reconnaissance drill test in Q3.

As a subsequent event in Q1 of 2021, South32 elected to add EMX's Copper Springs, Jasper Canyon, and Malone projects as Designated Projects with the execution of three separate option agreements. The Copper Springs project was previously under option with Anglo American Exploration (USA), Inc., which relinquished its option on the project in Q1 of 2020. EMX believes there are additional drill targets on the property that remain untested, and these targets will be the focus of South32's work on the property. Reconnaissance drill programs for 2021 are scheduled to commence in Q1 at Jasper Canyon and Q2 at Malone.

Swift and Selena Properties

EMX executed a purchase agreement for the sale of the Swift and Selena gold projects in Nevada to privately held Ridgeline Minerals Corporation ("Ridgeline") in 2019 (see EMX news release dated May 30, 2019). Ridgeline (TSX-V: RDG) completed an IPO on August 13, 2020, with EMX owning approximately 7% of the post-IPO issued and outstanding shares of Ridgeline. EMX aided Ridgeline in securing its initial portfolio of projects and funding (see EMX news release dated May 30, 2019), and as part of the IPO process, Ridgeline completed its option commitments on the Company's Swift and Selena properties in north-central Nevada, which have now been converted to EMX 3.25% NSR royalty interests. Ridgeline's 2020 exploration programs at Swift and Selena returned encouraging results.

At the Swift royalty property, which is a Carlin-style gold project located in Nevada's Cortez mining district, Ridgeline approximately doubled the size of the land position and completed a three hole reconnaissance drill program totaling 2,413 meters at the Fallen City target. Two of the three widely spaced drill holes at Fallen City intersected altered rocks of the Wenban and Roberts Mountains Formations, with short intervals of gold and silver mineralization intersected (see Ridgeline news release dated January 20, 2021). Importantly, Ridgeline's results represent the first time the Wenban Formation, one of the primary gold host rocks in the Cortez district, had been intersected within the Swift property.

The Selena royalty property is a sediment-hosted silver-gold project located along the southern extent of Nevada's Carlin Trend. Ridgeline drilled 22 reverse circulation drill holes totaling 3,223 meters. This work confirmed the original target concepts, and also expanded the footprint of oxide mineralization with 14 of the 22 drill holes returning significant silver-gold intercepts. These intercepts included 36.5 meters @ 54.22 g/t silver and 0.31 g/t gold (SE20-014, from 125.0-161.5 m) and 44.2 meters @ 57.2 g/t silver and 0.22 g/t gold (SE20-021, 208.8-253.0 m) from the "New Discovery" zone (true widths estimated at 80-90% of drilled intercept) (see Ridgeline news release dated January 20, 2021).  The New Discovery zone has an approximately one kilometer strike length, with mineralization hosted in key host rocks that include both the Pilot Shale and Guillmette Limestone. Additional reconnaissance work also identified new target areas that led Ridgeline to stake an additional 1,780 acres of land within EMX's royalty footprint.

Robber Gulch, Erickson Ridge, and South Orogrande Properties

The Robber Gulch gold project is located in south-eastern Idaho, approximately 36 kilometers southeast of Twin Falls. The Erickson Ridge and South Orogrande gold projects are located in the greater Elk City mining district of north-central Idaho.

EMX optioned Robber Gulch, Erickson Ridge, and South Orogrande to Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL; FWB: 2BC) ("Gold Lion") under three separate option agreements (see EMX news release dated April 7, 2020). The agreements provide for share and cash payments to EMX (i.e., a total of US$600,00 of option payments and 950,000 shares of Gold Lion), as well as US$1.5 million in work commitments during Gold Lion's five year earn-in period, and upon earn-in, a 3.5% NSR royalty, AAR payments, and milestone payments to EMX's benefit.

At Robber Gulch, Gold Lion is targeting Carlin-style gold mineralization exposed in "windows" through post-mineral volcanic cover rocks. As part of Gold Lion's exploration programs, 700 meters of trenching and sampling were completed, with trench RG-20-03 returning 0.45 g/t gold over 174 meters in the newly identified Raider zone (true width unknown). Gold Lion commenced an initial drill program at year end 2020 (see Gold Lion news releases dated December 8, 2020 and January 4, 2021).

The South Orogrande and Erickson Ridge projects are mesothermal gold properties located along the regional scale Orogrande Shear Zone. At South Orogrande, Gold Lion expanded the land position southward from the X-zone and completed soil sampling and an induced polarization ("IP") geophysical survey. At Erickson Ridge, Gold Lion completed an IP survey extending from the historical resource area to the north and south along trend. Based upon encouraging results from its surface exploration programs, Gold Lion is permitting 62 drill sites at Erickson Ridge and up to 50 drill sites at South Orogrande with the U.S. Forest Service (see Gold Lion news releases dated May 5, and August 6, 2020, and January 19, 2021).

Antelope Property

The Antelope project is located in Nevada's Illipah mining district and contains multiple Carlin-style gold targets.

EMX optioned the Antelope gold project in Nevada to Hochschild Mining (US) Inc. ("Hochschild") for work commitments of US$1,500,000 and option payments totaling US$600,000 during a five year option period. Upon Hochschild's exercise of the option for 100% interest in the project, EMX will retain a 4% NSR royalty interest and receive AAR and milestone payments (see Company news release dated June 3, 2020).

Results from Hochschild's geological mapping, geochemical surveys and an IP geophysical survey were used to identify targets for a follow-up four hole reconnaissance drill program totaling 1,523 meters. Three holes intercepted Carlin-style alteration consisting of decalcification and silicification of carbonate-bearing lithologies. Hochschild is currently evaluating the next steps for the property.

Goodpaster Properties

EMX has a substantial portfolio of royalty properties in Alaska's Goodpaster mining district, which hosts Northern Star Resources Ltd.'s Pogo high-grade gold mining operation. EMX acquired the royalties in 2019 from Millrock Resources Inc. (TSX-V: MRO) ("Millrock") and Corvus Gold Inc. (TSX: COR) ("Corvus") (see EMX news releases dated April 24, 2019 and May 21, 2019, respectively). EMX's Goodpaster royalty properties are especially prospective given Northern Star's exploration successes at its nearby Goodpaster prospect.

The royalties acquired from Millrock cover contiguous claim blocks that include gold prospects and targets essentially surrounding the Pogo Mine property, as well as ~30 kilometers of strike extent along the "Shaw-Eagle-LMS Trend" of gold prospects and geochemical anomalies. The NSR royalties to EMX are either 0.5% or 1%. In addition, EMX has the option to buy out the underlying 1.5% NSR royalties on each of the Hansen and Aurora claim blocks located at the western boundary of the Pogo Mine property.

During 2020, Millrock entered into a definitive agreement with Resolution Minerals Ltd. ("Resolution") to fund US$5 million in exploration at the 64North Gold Project (renamed from the Goodpaster Project) (see Millrock news release dated February 4, 2020). Drilling was conducted at the West Pogo block's Aurora, Reflection, and Echo targets, which are covered by EMX royalty ground, intersecting variable widths of structure, alteration, quartz stockwork/veining and sulfides over down-hole widths varying from ~9.7-69 meters (true widths unknown) (see Millrock news release dated September 28, 2020). In total nine core holes totaling 4,778 meters were drilled at West Pogo during 2020 (see Millrock news release dated December 13, 2020). As a subsequent event in Q1 of 2021, Millrock announced that Resolution had completed the requirements to earn an initial 30% interest in the 64North Gold Project (see Millrock news release dated January 27, 2021).

EMX's NSR royalty property interests acquired from Corvus include the West Pogo WPX Claim Block, and the LMS project. The Corvus acquisition, combined with the EMX royalty properties received from Millrock, give EMX a commanding royalty property position in a rapidly developing high grade gold district.

Roulette Property

The Roulette property (also known as Yerington West), located in the Yerington mining district of west-central Nevada, contains porphyry copper-molybdenum and copper-iron skarn targets beneath post-mineral cover rocks.

Roulette had been under an option agreement with Hudbay Minerals Inc. (TSX & NYSE: HBM) ("Hudbay"), which expired in 2019. In 2020, EMX executed a new option agreement with Mason Resources (US) Inc., a subsidiary of Hudbay, whereby Hudbay will make option payments over a three year period totaling US$250,000 and complete a 3,000 meter drill program. Upon Hudbay's exercise of the option, EMX will retain a 2.5% NSR royalty, and receive AAR payments, as well as milestone payments of US$500,000, US$1,000,000, and US$1,000,000 upon completion of a preliminary economic assessment ("PEA"), pre-feasibility study ("PFS"), and a feasibility study ("FS"), respectively. Previous exploration at Roulette, including geophysical surveys, geochemical sampling, and a four hole reconnaissance drill program intersected distal styles of porphyry copper related mineralization to the north of the current target areas.

Cathedral Well

EMX's Cathedral Well royalty property is located at the southern end of Nevada's Carlin trend, and surrounds the historical Greensprings open pit mines.

Cathedral Well was sold to Ely Gold Royalties (TSX-V: ELY) ("Ely") in 2014 for cash, a retained 2.5% NSR royalty interest, and AAR payments (see EMX news release dated July 17, 2014). Ely subsequently optioned the project to Contact Gold Corp. (TSX-V: C) ("Contact Gold"). Contact Gold has filed a Greensprings Project Technical Report on SEDAR (Effective Date of June 12, 2020) that outlined several exploration targets for follow-up drilling, with two of these targets 100% within the EMX royalty position (i.e., Foxtrot and Whiskey), and a third partially within EMX's royalty ground (i.e., Tango). Contact Gold commenced a 9,000 meter drill program in September, 2020 and by year end had completed 5,785 meters of the ongoing program (see Contact Gold news release dated January 26, 2021).  So far, none of the drilling has tested targets on EMX's royalty ground.

Copper King Property

The Copper King porphyry copper-molybdenum project is located approximately four kilometers northwest of the Resolution porphyry copper deposit in the Superior (Pioneer) mining district of Arizona.

EMX has an Exploration and Option to Purchase agreement with Kennecott Exploration Company ("Kennecott"), part of the Rio Tinto Group, for Copper King (see EMX news release dated October 19, 2016). Kennecott can earn 100% interest in the project for work commitments and cash payments to EMX, and after earn-in, AMR and milestone payments, with EMX retaining a 2% NSR royalty interest.

Work on the project during 2020 consisted of drill permitting activities with the U.S. Forest Service and community relation activities with local stakeholders.

Superior West Property

The Superior West project is located west of the historic mining town of Superior, Arizona and the Resolution porphyry copper project. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein.

EMX has an Exploration and Option to Purchase agreement with Kennecott for Superior West (see EMX news release dated May 4, 2015). Kennecott can earn 100% interest in the project for work commitments and cash payments to EMX, and after earn-in, AMR and milestone payments, with EMX retaining a 2% NSR royalty interest.

Work on the project during 2020 consisted of drill permitting activities with the U.S. Forest Service and community relation activities with local stakeholders.

Copper Springs Property

The Copper Springs project is located in the southern part of Arizona's Globe-Miami mining district. The property covers a previously unrecognized porphyry trend that crosses largely untested, structurally down-dropped blocks concealed beneath younger basin fill.

EMX had an Option Agreement for Copper Springs with Anglo American Exploration (USA), Inc. ("Anglo American") (see EMX news release dated February 28, 2017). Anglo American completed three diamond drill holes totaling 2,765.93 meters in 2019 to follow-up on results from its 2018 program of four holes totaling over 5,700 meters. Similar to 2018, the 2019 drilling intersected porphyry alteration and anomalous copper mineralization. Anglo American also conducted geophysical surveys to help constrain depths to bedrock, and identified additional drill targets that still remain untested. Anglo American relinquished its option on Copper Springs in Q1 of 2020, and the project was subsequently optioned to South32 in Q1 of 2021 as a subsequent event (as described above).

Other Work Conducted by EMX in the U.S.

The Company and its partners maintained the royalty generation (e.g. Mineral Hill, etc) and royalty properties not discussed above in good standing during 2020 (e.g., Ophir, etc).

EMX continued evaluating royalty generation and acquisition opportunities in the western U.S. The generative work focused on gold opportunities in Nevada and Idaho, and porphyry copper targets in Arizona, New Mexico, and Utah.

Canada

EMX made important strategic additions to its royalty and royalty generation portfolio in Canada during 2020, establishing a significant presence in Ontario and Quebec. Previously EMX's only royalty interest in Canada consisted of Norra Metal Corp.'s Pyramid project in British Columbia. EMX's portfolio of properties in Ontario and Quebec totals over 180,000 hectares, of which over 80% are under option or royalty agreements, providing the Company with cash flow from, and significant upside optionality in, premier mining jurisdictions.

The initial portfolio of properties (the "Perry English Portfolio") was purchased from Canadian prospector and entrepreneur Perry English for approximately C$3 million (see EMX news release dated July 7, 2020). The Portfolio principally covers Archean lode gold and orogenic gold targets. Of the over 60 properties covering ~132,000 hectares acquired by EMX, 52 projects are optioned to third parties, of which 39 include provisions for NSR royalty interests that range from 0.75% to 2.5%. The Portfolio is generating cash flow to EMX from option payments, as well as equity interests from share-based option payments. The purchase of the Perry English Portfolio marks EMX's entry into Canada's Superior geological province, which hosts several highly productive mining districts and greenstone belts in Ontario and Quebec. The Portfolio includes properties in the prolific Red Lake district, as well as in the highly prospective districts of the Abitibi, Uchi, Wabigoon and Wawa sub-provinces.

The second portfolio of royalty and property interests was purchased from Frontline Gold Corporation (TSX-V: FGC) ("Frontline") for C$800,000, paid as 50% cash and 50% shares of EMX (see EMX news release dated December 8, 2020). The Frontline Portfolio consists of 41 legacy claims (totaling ~6,100 hectares), distributed over four properties (i.e., Gullrock Lake, Duchess, Red Lake, and Tilly) in the heart of Ontario's Red Lake mining district, all of which are currently optioned to, or operated by, Pacton Gold Inc. (TSX-V: PAC) ("Pacton"). The Portfolio is generating cash flow to EMX from option payments, as well as deferred revenue from share-based payments. The Company retains upside exploration and development optionality from NSR royalty interests that range from 0.25% to 2.25% on the four properties. The Frontline Portfolio properties are contiguous with Pacton's Red Lake Gold Project, which is covered by an EMX NSR royalty interest resulting from the Perry English Portfolio acquisition. EMX's commitment to the Red Lake district highlights an investment strategy aimed at one of Canada's most prospective jurisdictions.

The Perry English and Frontline Portfolios were supplemented by EMX's acquisition of additional properties during 2020.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America.

South America

EMX holds NSR royalty interests covering 18 properties located within key metallogenic belts of northern Chile. These royalty interests were acquired in 2020 from Revelo Resources Corp. ("Revelo") for US$1,162,000, of which US$369,907 was applied to fully repay EMX for an outstanding loan due from Revelo (see EMX news releases dated March 20, and March 26, 2020).

Revelo sold eight copper projects in the Antofagasta region to West Pacific Ventures Corp., which through a business combination, are now held in Pampa Metals Corporation (CSE: PM) ("Pampa") (see Revelo news release dated November 30, 2020). The Pampa properties are covered by EMX 1% NSR royalty interests (i.e., Arrieros, Block 2, Block 3, Block 4, Redondo-Veronica, Cerro Blanco, Cerro Buenos Aires and Morros Blancos). Pampa is focused on advancing the Arrieros, Redondo-Veronica, and Block 3 projects through a variety of geophysical surveys to delineate targets prior to reconnaissance drilling (see Pampa news releases dated December 23, 2020 and March 9, 2021).

As a subsequent event, a business combination between Revelo and Austral Gold Limited (ASX: AGD; TSX-V: AGLD) ("Austral") was completed, whereby Revelo became a wholly owned subsidiary of Austral (see Austral news release dated February 4, 2021). Five of EMX's royalty properties, with NSR royalties of 0.5% to 1%, are now controlled by Austral (i.e., San Guillermo, Reprado, Limbo, Magallanes, and Redondo-Veronica). Three of these projects are near Austral's Guanaco/Amancaya mining complex in the Paleocene-Eocene gold belt of northern Chile.

The remaining five properties in EMX's portfolio, with NSR royalties of 1% to 2%, are controlled by other exploration and mining companies active in Chile (i.e., Victoria Norte - Hochschild, Kolla Kananchiari - Masglas America, and San Valentino, T4, and Las Animas - Atacama Copper).

The properties in EMX's Chilean royalty portfolio consist of porphyry copper, IOCG (iron-oxide-copper-gold), manto, and epithermal gold-silver projects. The properties occur in northern Chile's highly productive Coastal (e.g., Amancaya and Manto Verde), Paleocene (e.g., El Penon and Spence) and Domeyko (e.g., Escondida, Chuquicamata, and El Albra) metallogenic belts. The prospective geology and diversity of metals covered by the royalty portfolio provide EMX with significant upside discovery and commodity optionality.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on South America.

Serbia

The Company has royalties on three properties in eastern Serbia's Timok Magmatic Belt. These royalty interests include an uncapped 0.5% NSR royalty on the Timok Project's Brestovac license covering the Cukaru Peki Upper Zone copper-gold development project and the Lower Zone porphyry copper-gold resource project. The other two Timok properties are the Corridor Zone property covered by the Brestovac West license and the Durlan Potok property. Zijin Mining Group Co. Ltd. ("Zijin") controls 100% of the Timok Project.

Zijin has steadily advanced the Timok Project since acquiring 100% control in 2019 through the acquisition of Nevsun Resources Ltd., as well as the purchase of the remaining Lower Zone minority interest from Freeport-McMoRan Inc. EMX considers that the Timok Project royalty properties, in particular the Brestovac property containing the Upper Zone development project and Lower Zone resource project, are material to the Company.

As a subsequent event, EMX filed on SEDAR an amended and restated Technical Report titled “Amended and Restated NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia” dated July 21, 2021 and with an effective date of December 31, 2020 by Mineral Resource Management LLC. The following discussion is taken from the amended and restated Timok Project Technical Report. Note: EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing certain disclosure as the information required to verify such disclosure is not available to EMX.

Introduction

EMX Royalty Corporation (“EMX” or the “Company”) (TSX Venture: EMX; NYSE American: EMX) is required by Canadian Securities Administrators (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to prepare and file with certain Canadian securities commissions a Technical Report on the Timok Project (the “Project” or “Timok Project”) with respect to its royalties on future production from the Project. The Project is located in the Bor District of eastern Serbia and is owned and operated by Zijin Mining Group Co., Ltd. (“Zijin”), a publicly traded company listed on the Hong Kong stock exchange.

EMX's royalty on the Project initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovać West, to Reservoir Capital Corp. ("Reservoir Capital"), for uncapped net smelter return ("NSR") royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital later transferred those interests to Reservoir Minerals Inc. ("Reservoir Minerals"). Subsequently, EMX acquired 0.5% NSR royalty interests covering the Brestovać and Durlan Potok properties (EMX news releases, February 4, 2014 and October 5, 2020), which along with Brestovać West, are included in the Timok Project controlled by Zijin.

Thus, this amended and restated Technical Report has been prepared by Kevin Francis of Mineral Resource Management LLC ("MRM") for EMX which holds royalty interests (not direct ownership) in the Project. This Technical Report is dated July 21, 2021 and amends and restates the original Report entitled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated February 26, 2021 and with an effective date of June 19, 2018. This amended and restated Technical Report: a) restates the Timok Project resources and reserves for the Upper Zone and the resources for the Lower Zone as adopted from public disclosures by Zijin, which is the current owner and operator of the Timok Project. Zijin's Timok Project resources and reserves, disclosed in its 2020 Annual Report, have been conformed to the requirements of NI 43-101 and are materially identical to those of the previous operator Nevsun, which were referenced in the original Report; and b) removes the discussion of EMX's Brestovać West and Durlan Potok royalty properties from the section of the original Report entitled "Adjacent Properties" to comply with the requirements of NI 43-101. The discussion of these two royalty properties has been moved to the "Property Description and Location" section of this amended and restated Technical Report to accompany the discussion of the Brestovac royalty property.

Mining companies are not (typically) required to, and as a matter of practice, do not normally disclose detailed information to companies that hold a royalty interest in their operations unless legally or contractually mandated to do so. Zijin has not made any information available to EMX despite several requests. Therefore, access to information and details regarding the Project is limited to what is available in the public domain.

Pursuant to Part 9.2(2) of NI 43-101, the qualified person ("QP") preparing a technical report on Form 43-101F1 for an issuer that only has a royalty interest in a mineral project is not required to perform an onsite visit of the Project, nor is the QP required to complete those items under Form 43-101F1 that require data verification or inspection of documents. EMX is relying on the exemption available under Part 9.2(2) of NI 43-101 for the completion of this Technical Report.

All dollar amounts stated in this document are United States Dollars.

Location and Access

The Timok Project is located in eastern Serbia on a gently rolling plateau between 300 and 400 meters above sea level and has a moderate-continental climate. It occurs 5 kilometers south of the town of Bor, which is a regional administrative and mining center located approximately 250 kilometers by road southeast of Belgrade, the capital of Serbia. The site is favorably located for mining infrastructure (road, rail, power, water) and nearby the recently upgraded copper smelter complex in Bor. The Universal Transverse Mercator System (UTM) coordinates (the World Geodetic System, 1984) of the approximate center of the Čukaru Peki deposit are 4874888 N and 590706 E (UTM zone 34).

Description of State Royalty and EMX’s Royalties

The Serbian government collects a royalty of 5% NSR for metallic raw materials (per the “Guide for Investors”, Ministry of Natural Resources, Mining and Spatial Planning, 2011). Additional royalties that are due, such as EMX’s royalty interests, are individually negotiated for each mineral permit.

EMX’s Royalties

EMX’s Brestovać Royalty. The Brestovać royalty was originally granted to Euromax by Reservoir Capital via a royalty agreement (the “Royalty Agreement”) executed in 2010. EMX acquired Euromax’s NSR royalty interests in 2013 (EMX news release, February 4, 2014). The Royalty Agreement contains a provision for the reduction of the 0.5% NSR royalty rate under certain express and specific circumstances. Upon a thorough review of the Royalty Agreement and based on certain publicly available information, EMX does not believe that the circumstances which would have triggered a reduction of the royalty rate have occurred and therefore the NSR royalty rate remains at 0.5%. Furthermore, there is no mechanism for the royalty to be reduced in the future. EMX’s royalty areas are shown in the figure below.

Source: EMX 2020

EMX Royalty Interests and Permit Location Map

Other EMX Timok Royalty Properties. The Company also has two additional Timok royalty properties, including Brestovać West and Durlan Potok.

  Brestovać West is covered by NSR royalties of 2% for gold and silver and 1% for all other metals. Brestovać West contains the Corridor Zone gold prospect and occurs directly west of Brestovać.

  Durlan Potok is covered by a 0.5% NSR royalty and occurs in the Timok Belt approximately 20 kilometers north of Brestovać and Čukaru Peki.

History

The earliest known historic exploitation (copper mining and smelting) occurred as early as 5500 BC, and continued during the Bronze Age and Roman era. In the late 19th century, prospecting in the Bor District led to the discovery of the copper and gold-rich Coka Dulkan and Tilva Ros deposits in 1902 with mining commencing in 1907 and continuing until 1941. Known historical exploitation in the Timok Project area of Brestovać-Metovnica was trial mining of copper and zinc mineralization in the 1930’s.

The Bor mines and smelter were rehabilitated after the Second World War and operated to the 1990s by the Yugoslav State, and then later by the state-owned RTB Bor. During this period a number of significant porphyry and high-sulfidation (“HS”) epithermal deposits were discovered in the Bor District and put into production. The Timok Project mineralization had not yet been recognized. During 1990-2002, due to the political uncertainty and conflict in the former Yugoslavia, no significant mineral exploration was undertaken, although the Serbian government did issue exploration permits and concessions in 2002.

By 2004, mineral exploration activities in the Timok area were reinitiated with the arrival of western companies including Phelps Dodge (now Freeport), Eurasian Minerals (now EMX), Euromax and Dundee. Reservoir Minerals acquired Eurasian Minerals’ Serbia exploration assets in 2006, which led to EMX’s current Brestovac West retained royalty interests.

Significant exploration work on the Project commenced with the formation of the Reservoir/Freeport JV in 2010. JV field work during 2010-2016 included geological mapping, geochemical surveys, and geophysical surveys (e.g., CSAMT, etc.). These surveys covered target areas where Miocene sediments overlie the concealed and prospective Upper Cretaceous volcanic rocks that host mineralization in the Bor District. The CSAMT data contributed significantly to the discovery of the Upper Zone mineralization, which was announced on July 16, 2012 by Reservoir Minerals.

After acquiring a 55% equity interest under the JV agreement, Freeport gave notice to Reservoir Minerals in July 2012 that it had elected to sole fund expenditures through the completion of a feasibility study. JV drilling through 2016 carried out on the Upper Zone (59,333 m) and Lower Zone (42,380 m) deposits resulted in an historical Upper Zone resource estimate in 2014 that was updated in 2016 as a PEA. These historical mineral resources established a basis from which subsequent mineral resource estimates evolved. The historical estimates are superseded by the current Zijin estimates presented in this Technical Report.

In 2016, Reservoir announced a definitive agreement with Nevsun to combine their respective companies (Reservoir news release, April 24, 2016). This triggered the exercise by Reservoir of its right of first offer ("ROFO") in respect of the Timok JV agreement with Freeport. As a result, Reservoir acquired Freeport's interest in the Upper Zone of Čukaru Peki (thereby consolidating 100% control), and increased its interest in the Lower Zone (Reservoir news release, May 2, 2016). Nevsun closed the acquisition of Reservoir as announced in a June 23, 2016 news release.

In 2017, Nevsun reported an updated PEA for the Upper Zone with measured and indicated resources of 28.7 million tonnes averaging 3.7% copper and 2.4 g/t gold, and inferred resources of 13.9 million tonnes averaging 1.6% copper and 0.9 g/t gold at a Resource NSR cutoff of US$35/tonne (based upon $3.49/lb Cu, $1,565/oz Au, and technical and economic parameters given in the PEA study) (Nevsun news release, October 26, 2017 and SEDAR filed technical report titled "Technical Report for a Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia” with an effective date of September 1, 2017 and report date of November 27, 2017 authored by SRK Consulting (Canada) Inc.). Site preparation activities in 2017 advanced the construction of a portal and exploration decline.

In 2018, an Upper Zone PFS was completed by Nevsun with a probable mineral reserve of 27 million tonnes at 3.3% copper and 2.1 g/t gold based upon metal prices of $3.00 per pound copper and $1,300 per ounce gold (Nevsun news release, March 28, 2018). Subsequently, an initial inferred resource estimate was announced for the Lower Zone porphyry project at a $25/tonne "dollar equivalent" cutoff of 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold (Nevsun news release, June 26, 2018 and SEDAR filed Technical Report titled “NI 43-101 Technical Report – Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone” with an effective date of June 19, 2018 and report date of August 7, 2018 authored by Hatch, SRK, and Knight Piesold).The mining method was assumed to be by block cave.

The mineral resource and reserve estimates by previous operator Nevsun are relevant. They use mineral resource and reserve categories as defined in the CIM Definition Standards (and by extension NI 43-101) and can be relied upon. The Nevsun mineral resource and reserve estimates provided the basis for Zijin’s re-statement of current mineral resource and reserve estimates in its 2020 Annual Report.

Late in 2018, Nevsun announced that an offer by Zijin to purchase Nevsun had been successful (Nevsun news release, December 28, 2018). This provided Zijin with 100% control of the Upper Zone, and a joint venture interest with Freeport on the Lower Zone. In December, 2019 Zijin purchased Freeport’s remaining 54% interest in the Lower Zone porphyry (Zijin news releases, November 3, 2019 and December 30, 2019). The end result of Zijin’s acquisition activities from 2018-2019 was to consolidate 100% control of the Timok Project, which included the Cukaru Peki deposit’s Upper and Lower Zones.

To date, there has been no significant production registered from the Brestovać-Metovnica permit or other Project permits.

Geology and Mineral Resource Estimates

Čukaru Peki is a copper-gold deposit comprised of two different types of mineralization - the high sulfidation style Upper Zone (“UZ”) and the porphyry style Lower Zone (“LZ”). The deposit is located within the central zone (or Bor District) of the Timok Magmatic Complex. The Timok Magmatic Complex is located within the central segment of the Late Cretaceous Apuseni-Banat-Timok-Srednogorie magmatic belt in the Carpatho-Balkan region of southern-eastern Europe. The Apuseni- Banat-Timok-Srednogorie belt forms part of the western segment of the Tethyan Magmatic and Metallogenic Belt, which lies along the southern Eurasian continental margin and extends over 1,000 km from Hungary, through the Apuseni Mountains of Romania, to Serbia and Bulgaria and on to the Black Sea.

The Mineral Resource estimates for the Upper Zone and Lower Zone were reported in Zijin’s 2020 Annual Report issued on April 28, 2021. The estimates reported by Zijin and set forth in Tables 1.1 and 1.2 have been conformed to the requirements of NI 43-101.

The 2020 Mineral Resource statement reported by Zijin for the Upper Zone of the Čukaru Peki deposit is shown in Table 1.1. The Mineral Resources are inclusive of Mineral Reserves.

Table 1-1:	2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity Mt	Grade			Metal
		% Cu	g/t Au	% As	Cu Mt	Au Moz
Measured	2.20	8.6	5.70	0.29	0.19	0.40
Indicated	26.60	3.3	2.10	0.20	0.87	1.80
Measured and Indicated	28.70	3.7	2.40	0.20	1.05	2.20
Inferred	13.90	1.6	0.90	0.06	0.23	0.42

1. The Resource NSR cutoff value used to report the estimate is $35/tonne.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The 2020 Mineral Resource statement reported by Zijin for the Lower Zone of the Čukaru Peki deposit is shown in Table 1.2.

Table 1-2:	2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Lower Zone of the Čukaru Peki Deposit

Category	Resource Domain	Quantity Mt	Grade			Metal Contained
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Inferred	Lower Zone Porphyry	1,659	0.86	0.18	0.01	14.3	9.6
Total-Inferred		1,659	0.86	0.18	0.01	14.3	9.6

1. The cutoff value used to report the mineral resource estimate is $25/tonne and has been reported using a US dollar equivalent cutoff value based on copper price of $3.00/lb, gold price of $1,400/oz, and a 87% recovery for copper and a 69% recovery for gold for assessing eventual economic potential of the mineral resources.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Mineral Reserve

The Mineral Reserve statement for the Upper Zone of the Čukaru Peki deposit was reported in Zijin's 2020 Annual Report issued on April 28, 2021. The estimate reported by Zijin and set forth in Table 1.3 has been conformed to the requirements of NI 43-101.

Table 1-3:	2020 Zijin Annual Report Mineral Reserve Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity (kt)	Grade			Contained Metal
		(% Cu)	(g/t Au)	(% As)	Cu Mt	Au Moz	(kt As)
Proven	0	0.00	0.00	0.00	0	0	0
Probable	27,121	3.25	2.06	0.17	1,944.1	1.792	47
Total	27,121	3.25	2.06	0.17	1,944.1	1.792	47

1. Metal prices used include $3.00/lb Cu and $1,300/oz Au.

2. A Reserve NSR cut-off of $35/tonne was used to optimize the sublevel caving ring layout.

3. Contained metal figures and totals may differ due to rounding of figures.

Status of Development and Operations

Zijin has not provided public technical disclosure on the Timok Project regarding mining, economic analysis or other development considerations. However, there are relevant public disclosures that provide general context for the pace of development, expected production scope, and timing for production. In MRM's opinion, these disclosures provide important context for an overall understanding of EMX's Upper Zone royalty asset.

On April 22, 2020 International Mining published on their website the following regarding initial production at the Project. "CPM Consulting, which has a supervisory role at the massive Timok copper-gold project for Zijin Bor Copper, the Serbian unit of China's Zijin Mining Group, says the operation will produce 3.3 Mt/y (10,000 t/d) of ore from the Čukaru Peki Upper Zone mine. The operation also represents the first big European project for Chinese mining contractor JCHX, which set up local company JCHX Kinsey Mining Construction doo Bor to manage the mine construction. JCHX has been busy sinking the ventilation shaft at the site and developing the main decline. First copper from the Upper Zone mine is still expected by end 2021."

Zijin stated in a news release, dated June 16, 2021, that they "recently obtained the trial production permit for the processing facilities issued by the Serbian Ministry of Mining and Energy, and have entered the trial production stage. At present, the construction of the processing facilities of the project has been completed, and trial production and operation, construction conclusion and greening, etc. are being conducted at full speed. It is planned that all work of the trial production stage shall be completed for submission to the Ministry of Mining for acceptance check before September of this year. This will achieve a smooth transition from mine infrastructure construction to production and operation."

MRM does not have the data or supporting information to independently verify the disclosures above, but believes that they were accurate and not misleading at the time of disclosure.

Conclusions and Recommendations

MRM is unaware of any significant factors or risks that may affect access, title, or the right or ability for Zijin to advance the Timok Upper Zone development project to production, or of continuing to explore the Lower Zone resource project. The Upper Zone and Lower Zone are both covered by EMX royalty interests.

MRM recommends that EMX continue to request all current information related to the Timok Project from Zijin Mining Group to allow for an independent evaluation of the Project.

EMX's Timok Project royalty properties described above, as excerpted from "Amended and Restated NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" add significant upside optionality from one of the world's top copper development projects.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Serbia.

Fennoscandia

The Company's portfolio in Fennoscandia totaled 59 royalty and royalty generation projects at year end. Multiple projects were drilled by partners in 2020, and many applications for new projects were filed during the year, with a focus on gold projects and nickel-copper-cobalt (battery metals) +/- platinum group element ("PGE") projects. There is heightened interest in the available royalty generation projects, and EMX is advancing discussions with a number of companies regarding new partnerships. Meanwhile, the Company continued building value on the available royalty generation projects by conducting early-stage data compilation, geological mapping, geochemical sampling, and geophysical surveys.

Kaukua Property

EMX acquired a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty") from Akkerman Exploration B.V. ("Akkerman"), a private Netherlands company (see EMX news release dated February 25, 2020). The Kaukua Royalty was acquired from Akkerman for C$125,000 and the issuance of 52,000 EMX shares. The Kaukua deposit is being advanced by Palladium One Mining Inc. (TSX-V: PDM) ("Palladium One"), as part of its flagship Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

A mineral resource estimate for the Kaukua deposit was announced in September, 2019 by Palladium One*. Palladium One's Technical Report outlined an open pit-constrained mineral resource for the Kaukua deposit at a cut-off of 0.3 g/t palladium (Pd) summarized as (note "Pd Eq" is palladium equivalent):

Mineral Resource Estimate for the Kaukua Deposit - September 2019 **
Class	Ktonnes	Pd g/t	Pt g/t	Au g/t	Ni %	Cu%	Pd Eq g/t	Pd Eq oz
Indicated	10,985	0.81	0.27	0.09	0.09	0.15	1.8	635,600
Inferred	10,875	0.64	0.20	0.08	0.08	0.13	1.5	525,800

In 2020, Palladium One announced the completion of Induced Polarization (IP) surveys that delineated the Kaukua South zone as a 5.5 kilometers long anomaly. Follow-up Phase I drill testing, totaling ~2,500 meters in 14 core holes, intersected mineralization along four kilometers of trend length (see Palladium One news releases dated August 10, 11, and 25, September 15 and 29, and October 22, 2020). The drill intercepts included 62.7 meters (starting at 23.5 m depth) of 3.52 g/t Pd Eq (i.e., 1.84 g/t Pd, 0.64 g/t Pt, 0.14 g/t Au, 0.18% Cu and 0.15% Ni) in LK20-016 (true width unknown). Based upon the success of the Phase I drilling, a Phase II drill campaign, planned for 17,500 meters, commenced in November (see Palladium One news release dated November 10, 2020). The majority of the Kaukua South zone is covered by EMX's royalty.

* "Technical Report for the Kaukua Deposit, Läntinen Koillismaa Project, Finland", dated September 9, 2019.

** From Table 1-1 of the Technical Report, with explanatory notes that include: "CIM definitions have been followed for the Mineral Resources; Bulk densities of 2.9 t/m3 have been assigned for all lithologies within the block model except the overburden which has a bulk density of 2.1 t/m3 assigned; The optimization used metal prices (in USD) of $1,100/oz for Pd, $950/oz for Pt, $1,300/oz for Au, $6,614/t for Cu and $15,432/t for Ni; Mining dilution and recovery factors have been assumed at 5% and 95% respectively; Pd Eq is the weighted sum of the Pd, Pt, Au, Ni and Cu grades based on the commodity prices as outlined; and  errors may occur due to rounding to appropriate significant figures." EMX notes that recoveries and net smelter returns are assumed to be 100% for the Pd Eq calculation.

Espedalen, Hosanger, and Sigdal Properties

EMX executed an option agreement for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals Limited (ASX: PUR) ("Pursuit") (see EMX news release dated February 18, 2020). The agreement provides EMX with an equity interest in Pursuit, a 3% NSR royalty on each project, and other consideration to EMX's benefit, including AAR and milestone payments. Pursuit may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied. The agreement provides Pursuit with the option to earn 100% interest in the projects.

Pursuit undertook project evaluation and assessment work during the year.

Tomtebo and Trollberget Properties

EMX sold the Tomtebo and Trollberget projects in the Bergslagen Mining Region of Sweden to District Metals Corp. (TSX-V: DMX) ("District") (see EMX new release dated February 28, 2020 and District news release dated June 30, 2020). The agreement provided for an initial 9.9% equity interest in District, AAR payments, 2.5% NSR royalty interests in the projects, and other consideration to EMX's benefit. Further, District will issue additional shares to EMX to maintain its 9.9% interest at no additional cost to EMX until District has raised $3,000,000 in equity.

During 2020, District conducted field work at Tomtebo, including geophysical surveys, geological mapping, geochemical sampling, drill core review, and 3D modeling at the historical Tomtebo mine (see District news releases dated July 27, September 30, October 7, October 15, October 28, and December 7, 2020). From this work, District identified a number of targets for follow up drilling in 2021.

Løkken and Kjøli Properties

EMX optioned the Løkken and Kjøli polymetallic projects in Norway and the Southern Gold Line properties in Sweden to Capella Minerals Limited (TSX-V: CMIL) ("Capella") (named changed from New Dimension Resources Ltd in Q4) for cash payments, an equity interest in Capella and work commitments during a one-year option period (see EMX news release dated August 11, 2020). Upon Capella's earn-in for 100% control of the projects, the Company will receive 2.5% NSR royalty interests in the projects, AAR and milestone payments, additional shares of Capella, and other consideration to EMX's benefit. Capella may purchase 0.5% of the NSR royalty from EMX within six years of the execution of the agreement.

Løkken and Kjøli are volcanogenic massive sulfide ("VMS") projects, while the Southern Gold Line properties host orogenic-style/intrusion-related gold mineralization. Capella mobilized field crews to the Løkken, Kjøli, and Southern Gold Line gold projects to identify priority targets for follow up (see Capella news release dated October 28, 2020).

Slättberg, Kuusamo, Bleka and Vekselmyr Properties

The Slättberg nickel-copper-cobalt project in Sweden was optioned to Sienna Resources Inc. (TSX-V: SIE) ("Sienna") for equity interests in Sienna, cash payments and work commitments. Upon Sienna earning 100% interest in the project, EMX will retain a 3% NSR royalty interest and will receive additional equity (share payments) in Sienna, as well milestone payments (see EMX news release dated December 4, 2017).

EMX executed an amendment to its option agreement with Sienna in Q2 (see EMX news release dated May 25, 2020). As part of the amendment, Sienna also entered into a two year option period to acquire EMX's Kuusamo battery metals project in Finland in exchange for a 3% NSR royalty, satisfying work commitments, and making payments of cash and equity to EMX. The Kuusamo Ni-Cu-Co-PGE project is comprised of two exploration "reservation" properties located adjacent to, and near EMX's Kaukua PGE royalty property in Finland. Both the Kuusamo and Kaukua properties have Ni-Cu-Co-PGE enriched sulfide horizons near the base of a mafic intrusive complex. Geologic maps of the area depicting this horizon show that it extends for nearly 30 kilometers along strike within the EMX reservation areas.

Sienna announced the results from its three hole, 707.9 meter drill program at Slättberg in Q3 (see Sienna news release dated July 15, 2020). According to Sienna, "All three holes intersected nickel-rich sulfide mineralization, including mineralization present in veins and in sulfide-matrix breccias, similar to styles of mineralization seen in earlier drill holes. The 2020 program results demonstrate that mineralization continues at depth in key target areas on the property."

Subsequently, EMX executed an additional amendment to the option agreement with Sienna (see EMX news release dated August 27, 2020). This amendment added the Bleka and Vekselmyr gold projects in southern Norway to the agreement, whereby Sienna entered a two year option period to acquire 100% interest in the projects by satisfying work commitments and making cash and equity payments to EMX, with EMX retaining 3% NSR royalty interests in the projects upon Sienna's earn-in. Bleka is the site of historical mining and gold production from high-grade gold veins, and at Vekselmyr outcropping orogenic-style gold veins have been documented. Sienna commenced field work at Bleka in Q4, including geological mapping, surface sampling, and planning for a UAV magnetic survey (see Sienna news release dated November 5, 2020).

Røstvangen and Vakkerlien Properties

Playfair Mining Ltd. (TSX-V: PLY) ("Playfair") optioned the Røstvangen and Vakkerlien copper-nickel-cobalt projects in Norway from EMX in 2019 (see EMX News release dated March 4, 2019), and in 2020 exercised the option to acquire 100% interest in both projects (see Playfair news release dated July 13, 2020) by issuing an additional 3 million Playfair shares to EMX, with the Company retaining 3% NSR royalty interests in the properties. Playfair has the option to buy back up to 1% of the royalties for $3 million within five years.

Playfair executed programs including surface geochemical sampling and Artificial Intelligence ("AI") target selection at the historical Storboren VMS mine (see Playfair news releases dated July 21, September 29, and October 15, 2020), as well as commissioning a follow up drone magnetic survey (see Playfair news release dated November 10, 2020).

Viscaria Property

EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone").

Copperstone continued its drill campaigns at Viscaria during 2020, with a focus on resource delineation at the D-Zone.  Copperstone's updated D-Zone resource estimate (PERC 2017) at a 0.8% copper cutoff was reported as 12.77 Mtonnes averaging 1.7% copper and 28.07% iron of Indicated, and 4.93 Mtonnes averaging 1.18% copper and 29.41% iron of Inferred (effective date of November 30, 2020) (see Copperstone news release dated December 8, 2020). The iron is contained within the copper mineralized zone and is reported as a by-product. In addition, there is an iron mineralized D-Zone domain, outside of the copper zone, with an updated resource estimate at a 20% iron cutoff reported as 10.95 Mtonnes averaging 25.76% iron and 0.20% copper of Indicated, and 4.12 Mtonnes averaging 26.1% iron and 0.19% copper of Inferred. There are also historical mineral resources at the A-Zone and B-Zone defined in 2015 (JORC 2012) by previous operator Sunstone Metals Ltd. Copperstone plans on updating the A-Zone and B-Zone resource estimates in 2021.

Burfjord and Gumsberg Properties

EMX has a 3% NSR royalty interest covering the Burfjord copper-gold project located in Norway and operated by Norden Crown Minerals Corp. (TSX-V: NOCR) ("Norden" renamed from Boreal Metals Corp. October 21, 2020). Norden entered into a joint venture agreement with Boliden Mineral AB ("Boliden") in Q2 (see Norden news release dated June 10, 2020). EMX executed an amendment to its Royalty Conveyance Agreement with Norden to accommodate the joint venture agreement between Norden and Boliden and secure EMX's royalty interest at Burfjord. Norden conducted field programs consisting of geological mapping, geochemical sampling, and geophysical surveys during 2020 (see Norden news release dated August 24, 2020). Targets identified from this field work are expected to be drill tested in 2021.

EMX also has a 3% NSR on Norden's Gumsberg VMS project in Sweden's Bergslagen mining district. Norden advanced the Fredriksson Gruva lead-zinc-silver target to drill testing during the summer field season (see Norden news releases dated November 9, and December 9, 2020) and commenced a 2,500 meter diamond drill program at the Östra Silvberg prospect (see Norden news release dated November 16, 2020) to follow-up on multiple high-grade intercepts from earlier drill campaigns, which included 10.94 meters of 656.7 g/t silver, 16.97% zinc, 8.52% lead and 0.76 g/t gold (BM-17-05) (true width estimated at 20-50% of reported interval) (see Norden news releases dated February 28, 2018).

Gold Line Resources Properties

EMX executed a purchase agreement for the sale of five gold projects (comprised of thirteen exploration licenses) in the "Gold Line" region (4 projects) and the Skellefteå Belt (1 project) of north-central Sweden to Gold Line Resources Ltd. ("GLR"), a British Columbia company in 2019 (see EMX news release dated April 4, 2019). The agreement provided EMX with an initial 9.9% interest in GLR, advance royalty payments, and 3% NSR royalty interests in the projects. GLR has the right to buy down up to 1% of the royalty owed to the Company (leaving EMX with a 2% NSR) by paying EMX 2,500 ounces of gold, or its cash equivalent, within six years of the closing date of the EMX-GLR agreement.

The Company assisted GLR, on a 100% reimbursed basis, in advancing the five projects during 2020 (see EMX news release dated July 29, 2020). Field work included geological mapping, geochemical surveys, and top-of-bedrock drilling to identify targets for upcoming diamond drill campaigns.

GLR completed a reverse takeover of Tilting Capital Corp. in Q4 and is now listed as a Tier 2 Mining Issuer on the TSX-V (TSX-V: GLDL) (see GLR news release dated November 2, 2020).

Bleikvassli, Sagvoll, Meråker, and Bastuträsk Properties

EMX closed the sale of the Bleikvassli, Sagvoll, and Meråker projects in Norway, and the Bastuträsk project in Sweden, to Norra Metals Corp. (TSX-V: NORA) ("Norra") in 2019 (see EMX news releases dated December 13, 2018 and February 19, 2019). The sale provided EMX with an initial 9.9% equity interest in Norra, advance royalty payments, a 3% NSR royalty interest in the projects, a 1% NSR royalty on Norra's Pyramid project in British Columbia, and other consideration to EMX's benefit. Norra has focused on the Bleikvassli and Meråker projects during 2020 after terminating its interests in the Sagvoll and Bastuträsk VMS projects (see Norra news release dated January 24, 2020).

Bleikvassli, which was one of the last metal mines to operate in Norway, consists of lenses of Zn-Cu-Pb-Ag massive sulphide mineralization. The historical mining operation workings span several levels and extend across 25 kilometers of drifts, raises and shafts from production dating to 1917-1997. At Bleikvassli, Norra identified three priority drill targets scheduled for a 5-10 diamond drill hole test totaling 1,500-meters (see Norra news release dated October 19, 2020).

The Meråker project has historical mining records dating back more than 200 years. Norra is planning reconnaissance sampling and geological mapping programs to identify targets for follow up drill testing.

The Sagvoll and Bastuträsk projects have reverted to 100% EMX control and are available for partnership.

Riddarhyttan Property

South32 Ltd terminated the option agreement for the Riddarhyttan IOCG and massive sulfide project in Sweden in Q1. A 5,568.5 meter drill program was completed in 2019, comprised of 15 widely spaced reconnaissance holes distributed throughout the main trends of mineralization on the project. The drill program tested 12 individual target areas and intersected multiples zones and styles of anomalous copper, cobalt and gold mineralization. Riddarhyttan is a past producer of iron and copper located in the Bergslagen mining region and is the locality where the element cobalt was first identified.

Riddarhyttan has reverted to 100% EMX control and is available for partnership.

Other Work Conducted by EMX in Fennoscandia

EMX continued to pursue new acquisition opportunities in Fennoscandia during 2020, with an emphasis on orogenic lode/intrusion-related gold and battery metal/PGE assets. Some of the new royalty generation projects acquired in 2020 were subsequently partnered later in the year. The Company is seeking partners for its available royalty generation properties.

Events Subsequent to the Year Ended 2020

EMX optioned the Flåt, Bamble and Brattåssen nickel-copper-PGE-cobalt projects in Norway and the Mjövattnet and Njuggträskliden nickel-copper-PGE-cobalt projects in Sweden to Martin Laboratories EMG Limited ("MLE"), a private UK based company (see EMX news release dated February 3, 2021). MLE was created with the specific intention of advancing this portfolio of "battery metals" projects in Scandinavia and will be initially backed by private sector investment. The agreement provides EMX with an equity interest in MLE, work commitments, a 2.5% NSR royalty upon MLE's earn-in for 100% interest in a given project, and other consideration including AAR and milestone payments. MLE may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied.

EMX executed a definitive agreement with Gold Line Resources Ltd. and Agnico Eagle Mines Limited. (NYSE and TSX: AEM; "Agnico"), by which GLR will acquire Agnico's Oijärvi gold project in central Finland and the Solvik gold project in southern Sweden for an aggregate purchase price of US$10 million comprised of cash and shares of each of GLR and EMX. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased at any time by EMX for US$1 million. As a result of the agreement, Agnico will become a shareholder of EMX and GLR, and EMX will increase its equity holdings in Gold Line and receive staged cash payments from GLR (see EMX news release dated March 22, 2021). Closing of the agreement is subject to the approval of the TSX-V for GLR and EMX.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Fennoscandia.

Turkey

EMX holds six royalty properties in Turkey's Western Anatolia and Eastern Pontides mineral belts, all of which are being advanced by Turkish companies. The Company continues to work closely with its Turkish partners, and retains Dama Engineering Inc. ("Dama"), a Turkish mining engineering company based in Ankara, to assist with the management of EMX's interests in Turkey.

Balya Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on Balya, which is now operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company (see EMX news release dated January 7, 2020). Esan operates a lead-zinc mine and flotation mill on the property next to EMX's Balya royalty property. The Company's royalty agreement with Esan provides for the blending of mineralized materials mined from EMX's royalty property with those mined from the Esan property, with processing conducted at Esan's facilities.

During 2020, Esan completed a 22,230 meter drill program to in-fill and extend zones of lead-zinc-silver mineralization at the Balya North deposit (previously known as Hastanetepe), which is covered by EMX's royalty (see EMX news release dated February 11, 2021). The drill program was successful, and Esan notified EMX that it had started development of a 4,900 meter decline at Balya North that will be completed in approximately two and a half years (i.e., sometime in 2023). Esan also advised EMX that initial production from Balya North "run of mine" material is anticipated in Q4 of 2021 as development of the decline advances and encounters lead-zinc-silver mineralized bodies along its path.

Akarca Property

EMX's Akarca royalty property covers an epithermal gold-silver district in the Western Anatolia mineral belt. EMX sold the Akarca project to Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company for cash payments, pre-production and milestone gold bullion payments (or the cash equivalent), and a sliding scale production royalty ranging from 1% to 3% that is uncapped and cannot be bought out or reduced (see EMX news release dated August 8, 2016).

Çiftay's programs to advance Akarca have been delayed since 2018 while awaiting drill permits and land use designation approvals. These administrative and legal processes will take an indeterminate amount of time. EMX and Çiftay have agreed that the pre-production payments will remain suspended until the Akarca project can move forward.

Although field programs have been put on hold, in Q2 Çiftay advised that additional metallurgical testing at Kappes Cassidy & Associates using HPGR (high pressure grinding roll) technology had yielded gold recoveries in the +-75% range.

Sisorta Property

The Sisorta royalty property, located in the Eastern Pontides mineral belt, is a near-surface epithermal gold deposit sold to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's staged payments to EMX, including annual advance payments of US$125,000 until commencement of commercial production, and then 3.5% of production returns after certain deductions ("NSR Payment") for mineralization mined from the property that is processed on-site (increased to 5% if processed off-site). The NSR Payment is uncapped and cannot be bought out or reduced.

Sisorta work programs and project development were delayed during 2020 due to the COVID-19 situation. The annual payment for 2020 has also been delayed. EMX is working to resolve this issue.

Alanköy and Trab-23 Properties

The Company executed purchase agreements for the sale of the Alanköy and Trab-23 projects to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company (see EMX news release dated September 25, 2019). Both projects host zones of outcropping and drill defined gold and copper mineralization. The Company closed the sale of the Alanköy and Trab-23 gold-copper projects to Kar after receiving the required approvals from the Ministry of Mines in Q1. At closing, EMX received a US$106,000 payment from Kar, the cash equivalent of 70 ounces of gold. The sale of the projects also provides for AAR and milestone gold bullion (or the cash equivalent) payments to EMX, as well as work commitments, and uncapped 2.5% NSR royalty interests on each of the projects.

In Q2, Kar declared force majeure due to COVID-19.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

Australia

The Company's portfolio in Australia consists of the Koonenberry royalty property, the Queensland Gold project, which was partnered in 2020, and Yarrol which is a new project available for partnership. EMX continued to evaluate royalty generation opportunities and lodge new license applications during the year.

Koonenberry Property

EMX has a 3% royalty covering the Koonenberry gold project in New South Wales, where alluvial and elluvial gold occurrences have been recognized over the past decade along the Koonenberry fault zone, a regional-scale structural zone in southeastern Australia. Following the recognition of an emerging gold belt, EMX documented sources of bedrock-hosted gold mineralization that were possible sources of the surficial gold deposits. These novel discoveries led to EMX's consolidation of the mineral rights over the course of several years, leading to an agreement with Koonenberry Gold Pty Ltd ("KNB"), a private Australian company, in 2017 to further explore the belt (see EMX news release dated September 19, 2017).

KNB continued with work programs during the year that included geochemical sampling, geological mapping, and bulk sampling and gravity concentration on "reef" (i.e., bedrock), as well as alluvial gold prospects. The more recent focus of exploration has been on delineating and prioritizing gold mineralized reef targets in preparation for drill testing in 2021.

Queensland Gold Property

EMX's Queensland Gold project is located along a belt of intrusion-related gold systems ("IRGS") in east-central Queensland. The project encompasses a 46,400 hectare area covering historical small-scale gold mines, gold occurrences, drill defined zones of gold mineralization, and multiple untested gold geochemical anomalies.

The Company optioned the Queensland Gold project to Many Peaks Gold Pty Ltd ("MPL"), a private Australian company in Q3 (see EMX news release dated September 8, 2020). The agreement provides for cash payments (i.e., AU$65,000 at closing and AU$235,000 on the 1st anniversary) to EMX and work commitments (i.e., AU$500,000) during a one-year option period, and upon MPL's earn-in for 100% project interest, additional cash and/or share payments, a retained 2.5% NSR royalty interest, AAR and project milestone payments, as well as other consideration to EMX's benefit. MPL will have the option to purchase 0.5% of the NSR royalty for 1,000 ounces of gold, or its cash equivalent, no later than the fifth anniversary of the agreement.

MPL completed reconnaissance exploration programs during Q4 in preparation for follow up drilling in 2021.

Yarrol Property

The Company's license application for the Yarrol project in east-central Queensland was granted in Q3. Yarrol is an intrusion-related gold project ~30 kilometers south of EMX's Queensland Gold property.

Historical exploration at Yarrol has yielded gold mineralized drill intercepts, multiple surface geochemical anomalies, and a series of untested magnetic features that are postulated to represent concealed diorite-hosted gold targets at depth. The Yarrol project is available for partnership.

East Kimberley Property

The licenses covering the East Kimberley project in Western Australia were relinquished by EMX in 2020 due to a lack of encouraging exploration results.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia.

Haiti

EMX's mineral property interests in Haiti are covered by 0.5% NSR royalties. The Company's royalty properties cover 49 Research Permit applications held by Newmont Ventures Limited, as well as the Grand Bois project controlled by a privately held Nevada corporation.

To the Company's knowledge, there were no significant advancements made by the Haitian government to implement a new mining law, a process which has been underway since 2013 when the Mining Convention process was suspended. As the Company understands, the properties covered by EMX's royalty interests remain on care and maintenance status.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

Strategic Investments

Ensero Holdings Inc.

The Company made a US$3.79 million investment in Ensero Holdings, Inc., a privately-held Delaware corporation, in Q1 (see EMX news release dated February 18, 2020). Ensero Holdings operates through its wholly-owned subsidiary Ensero Solutions, Inc. ("Ensero"). Ensero has been a successful and steadily growing environmental consulting practice focused on mine reclamation and the implementation of innovative remediation technologies in the United States and Canada.

EMX's investment in Ensero provides for near-term quarterly cash flow to the Company from dividend and other payments which will total US$8.54 million over seven years, as well as a 7.5% equity position. During 2020, EMX received C$207,000 (US$153,000) in quarterly dividend payments from Ensero.

The investment also establishes the basis for a strategic alliance that uniquely leverages a combination of EMX's knowledge of historic mining districts in the U.S. and Canada with Ensero's mine reclamation expertise. This synergy has the potential to unlock the value of legacy mining properties through remediation and reclamation in advance of an eventual sale of an asset for its exploration or development potential. EMX and Ensero evaluated multiple opportunities in North America under the EMX-Ensero strategic alliance during the year.

Rawhide Acquisition Holding LLC

The Company made a strategic investment of US$3.5 million for a 19.9% equity interest (18.9% on a fully diluted basis) in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation in 2019 (see EMX news release dated December 19, 2019). Subsequent to December 31, 2020 the Company increased its interest in RAH by making an additional investment of US$1,250,000. The Rawhide mine, which occurs in Nevada's Walker Lane gold-silver belt, is an open pit heap leaching operation that produces and sells gold and silver doré.

Production in 2020 was principally sourced from the Regent open pit, which was permitted by RAH in early 2019 and put into production shortly thereafter. RAH advised EMX that 24,687 ounces of gold and 162,039 ounces of silver were sold at average prices of US$1,602/oz gold and US$18.90/oz silver during 2020. This yielded US$42.6 million in total revenue, which after costs and deductions, provided a net loss of US$1.17 million before taxes. Due to 2020's underperformance relative to forecasts, EMX and the other RAH members did not receive ordinary dividend or other payments during the year.

EMX, as well as other RAH investors, are actively engaged with RAH management to evaluate ways to optimize production and define additional resources. These efforts include: a) identifying additional gold-silver mineralization at Regent through improved geological and grade estimation modeling, b) delineating potentially mineable gold-silver mineralization at the Rawhide open pits that was left in the highwalls from historical mining, c) evaluating the viability of mining and processing gold-silver mineralized backfill material placed in the historical Crazy open pit, as well as mineralization left in the highwalls, d) assessing the upside exploration potential of the property, including the "High Peaks", Gateway, Gravel, and Boulder Anomaly prospects, and e) investigating the unrealized value of sulfide mineralized material occurring beneath the oxide zones that have been the sole focus of both historical as well as current exploration programs and mining operations. Another, longer term, source of project value may come from the reprocessing of the heap leach material, which was the subject of an independently authored RAH internal report completed in Q4.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

DESCRIPTION OF CAPITAL STRUCTURE

EMX's authorized capital consists of two classes of equity securities, the Common Shares, of which there are an unlimited number, and an unlimited number of preferred shares without par value.

As of March 24, 2021, EMX had 84,994,898 Common Shares and no preferred shares issued and outstanding. All of the issued Common Shares are fully paid and not subject to any future call or assessment. The Common Shares rank equally as to voting rights, participation and distribution of EMX's assets upon liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of EMX. Each Common Share carries one vote at such meetings. Holders of Common Shares are also entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of EMX as may be distributable to such holders.

DIVIDENDS

EMX has not, since its incorporation, paid any dividends on any of its Common Shares. EMX has no present intention to pay dividends, but EMX's Board of Directors will determine any future dividend policy on the basis of earnings, financial requirements and other relevant factors.  The Company is prohibited from paying any dividend which would render it insolvent.

MARKET FOR SECURITIES

The Common Shares are traded in Canada on the TSX-V, in the United States of America on the NYSE American under the symbol "EMX", and the Frankfurt Stock Exchange under the symbol "6E9".

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX-V during the periods indicated:

	High (C$)	Low (C$)	Volume
January 2020	$2.70	$1.96	860,400
February 2020	$2.77	$1.85	844,900
March 2020	$2.48	$1.54	631,800
April 2020	$2.60	$1.84	457,000
May 2020	$2.70	$2.20	446,900
June 2020	$2.95	$2.30	612,900
July 2020	$4.40	$2.95	1,266,500
August 2020	$4.15	$3.39	566,300
September 2020	$4.00	$3.37	401,400
October 2020	$3.99	$3.46	282,400
November 2020	$4.20	$3.45	411,000
December 2020	$4.31	$3.70	618,700

The following sets forth the high and low market prices and the volume of the Common Shares traded on the NYSE American during the periods indicated:

	High (US$)	Low (US$)	Volume
January 2020	$2.05	$1.56	3,936,100
February 2020	$2.12	$1.36	5,645,900
March 2020	$1.79	$1.18	4,919,300
April 2020	$1.90	$1.29	4,367,500
May 2020	$1.91	$1.54	3,992,000
June 2020	$2.18	$1.70	5,779,400
July 2020	$3.33	$2.11	12,934,300
August 2020	$3.15	$2.52	6,919,400
September 2020	$3.08	$2.50	4,996,700
October 2020	$3.03	$2.57	3,952,500
November 2020	$3.24	$2.58	5,132,200
December 2020	$3.35	$2.82	5,493,400

DIRECTORS AND OFFICERS

The name, province or state and country of residence and position with the Company of each director and executive officer of the Company, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years, effective on the date of this AIF, is as follows:

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held and Date of Appointment
Brian Eric Bayley (2) (3) (4) British Columbia Canada

Executive Chairman of Earlston Investments Corp. (private merchant bank), January 2018 to present.

President of Earlston Management Corp. (private management company), December 1996 to present.

Director and officer of several private and public companies.

Director May 13, 1996
Christina Cepeliauskas British Columbia Canada	Chief Administrative Officer of the Company, September 2008 to present. Former Chief Financial Officer of the Company from September 2008 to June 2020.	Chief Administrative Officer July 1, 2020
David Morrell Cole Colorado United States of America	President and CEO of the Company, March 2003 to present.	President, CEO and Director November 24, 2003
Rocio del Carmen Echegaray British Columbia Canada

Corporate Secretary of the Company, November 2019 to present.

Corporate Secretary of Prophecy Development Corp. from March 2019 to November 2019.

Assistant to the Corporate Secretary of Minco Mining Group from April 2015 to April 2018.

Corporate Secretary November 18, 2019
Brian Kenneth Levet (2) (3) (4) Western Australia Australia	Retired Mining Executive, January 2011 to present.	Director March 18, 2011
Larry Minoru Okada (2) (3) (4) British Columbia Canada	Former Chief Financial Officer of Africo Resources Ltd. (publicly traded (TSX: ARL) mining company) until July 2016.	Director June 11, 2013
Doug Leigh Reed British Columbia Canada	Chief Financial Officer of the Company, July 2020 to present. Former Corporate Controller of EMX Royalty Corporation from August 2010 to June 2020.	Chief Financial Officer July 1, 2020
Michael Dempsey Winn(4) California United States of America

President of Seabord Capital Corp. (private consulting company).

President of Seabord Services Corp. (private management, administrative, and regulatory services company).

Director and officer of various public resource companies.

Chairman May 23, 2012 Director November 24, 2003

1. The information as to country of residence and principal occupation has been furnished by the respective directors and officers individually.

2. Denotes member of the Audit Committee.

3. Denotes member of the Compensation and Benefits Committee.

4. Denotes member of the Nominating and Corporate Governance Committee.

Each director's term of office expires at the next annual general meeting of EMX's shareholders.

Shareholdings of Directors and Executive Officers

As at March 24, 2021, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,497,634 Common Shares representing approximately 5.29% of the outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this AIF, no current director or executive officer of EMX is, or within the ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including EMX), that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued:

(a) while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the best of EMX's knowledge, no director, executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including EMX) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of EMX, as at the date of this AIF, no current director, executive officer, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and officers of EMX may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict may arise. See "Description of the Business - Risks and Uncertainties" for more details.

Audit Committee Information

Information Concerning the Audit Committee of the Company, as required by National Instrument 52-110 Audit Committees of the Canadian Securities Administrators., is provided in Schedule A to this AIF.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Bullion Monarch Mining Inc. ("Bullion"), a wholly owned subsidiary of the Company, continued advancing litigation against Barrick Goldstrike Mines, Inc. and subsidiary entities for non-payment of royalties from properties in the Carlin Trend, Nevada that are subject to an area of interest. The litigation is being pursued in Nevada state courts. Bullion is advancing the case towards the trial phase.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

EMX is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any director or executive officer of EMX, (ii) a person or company that is, as of the date hereof, the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of EMX's outstanding securities, and (iii) any associate or affiliate of any person or company referred to in either (i) or (ii) above, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect EMX or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for EMX is Computershare Investor Services Inc., Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Material contracts under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators are contracts, other than contracts entered into in the ordinary course of the Company's business that are material to the Company.

Except for contracts entered into in the ordinary course of business, there are no material contracts that the Company entered into during the financial year ended December 31, 2020 or before the last financial year but that are still in effect.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a report, valuation statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators by the Company during or relating to, its most recently completed financial year and whose profession or business gives authority to the report, valuation statement or opinion made by the person, firm or company.

Name	Description
Davidson and Company LLP, Chartered Professional Accountants

Independent Auditors, Report of Independent Registered Public Accounting Firm dated March 24, 2021 for the consolidated financial statements as at and for the years ended Year Ended December 31, 2020 and 2019.

Kevin Francis, SME Registered Member Mineral Resource Management LLC	Technical Report Author; Report dated July 21, 2021 and titled Amended and Restated NI 43-101 Technical Report -Timok Copper-Gold Project Royalty, Serbia.
Dr. Eric P. Jensen, CPG

A Qualified Person as defined by NI 43-101 and the General Manager, Exploration of the Company, who has reviewed, verified, and approved the disclosure of some of the technical information contained in  this AIF and the Company's Management Discussion and Analysis for the year ended December 31, 2020.

Michael P. Sheehan, CPG

A Qualified Person as defined by  NI 43-101 and employee of the Company, who has reviewed, verified, and approved the disclosure of some of the technical information contained in  this AIF and the Company's Management Discussion and Analysis for the year ended December 31, 2020.

Interests of Experts

Davidson and Company LLP have advised the Company that it is independent of the Company within the rules of professional conduct of the Chartered Professional Accountants of British Columbia; and within the meaning of the federal securities laws administered by the Securities and Exchange Commission and the Public Company Accounting Oversight Board Ethics and Independence Rules and Standards.

To the Company's knowledge, none of the other experts named in the foregoing section had, at the time they prepared or certified such report, valuation statement or opinion, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company.

None of such experts nor director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associated or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal, is holders of the Company's securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Management's Information Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company's financial statements and Management's Discussion and Analysis for its most recently completed financial year, all of which are filed on SEDAR. See Schedules A and B for the Audit Committee's charter and particulars of related matters.

Other additional information related to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE A

AUDIT COMMITTEE CHARTER

I. MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of EMX Royalty Corporation (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to:

1. Monitor the quality and integrity of the Company's financial statements and other financial information;

2. Ensure the compliance of the Company's financial statements and information with legal and regulatory requirements;

3. Appoint, compensate, retain and oversee of the work of the Company's independent external auditor (the "Auditor"); and

4. Review the performance of the Company's internal accounting procedures.

II. STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B. Qualifications

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the "AC Rules") unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other "compensatory fee" (as such term is defined under applicable AC Rules) from, or be an "affiliated person" (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

No member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available. Each member of the Committee must be able to read and understand financial statements of the nature and form issued by the Company.

At least one member of the Committee must be "financially sophisticated" in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. An "audit committee financial expert" (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K under the United States Securities Act of 1933, as amended) is presumed to qualify as financially sophisticated.

C. Appointment and Removal

In accordance with the Company's Articles, the members of the Committee shall be appointed by the Board following the Board's affirmative determination of such member's independence, and shall serve until such member's successor is duly elected and qualified or until the earlier of (i) the end of the next annual general meeting of the Company's shareholders; (ii) the death of a member, or (iii) the resignation, disqualification or removal of a member. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F. Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company's quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Chair, any member of the Committee, the Auditor, the Chairman of the Board or the Chief Financial Officer may call a meeting by notifying the Company's Secretary who shall notify the members of the Committee.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities. Further, the Committee may hold unscheduled or scheduled meetings at which only members who are independent directors are present.

III. DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, books and records, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i)  compensation to the Auditor or any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee's duties.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1. Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2. Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3. Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

4. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5. Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6. Review annually the performance of the Auditor and recommend to the Board either (i) to appoint a new Auditor or that the existing Auditor be re-elected.

7. Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a) constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the financial year in which the services are provided;

(b) were not recognized by the Company at the time of the engagement to be non- audit services; and

(c) are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8. Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

9. Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

10. Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

11. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

12. Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(a) The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor or management.

(b) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(c) A review of the qualifications and performance of the lead engagement partner and ensure that such partner has not served in that capacity for more than five financial periods and that the engagement team has the experience and competence to perform an appropriate audit.

Public Disclosure by the Company

13. Review the Company's annual and quarterly financial statements, management discussion and analysis respecting earnings and provide the Committee's recommendation to the Board regarding this information.

14. Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15. Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Related Party Business Transactions

16. Review and approve related business party transactions if required under applicable AC Rules.

Manner of Carrying Out its Mandate

17. Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

18. Request any officer or employee of the Company or the Company's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19. Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

20. Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

21. Make periodic reports to the Board as is necessary or required.

22. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23. Annually review the Committee's own performance.

24. Provide an open avenue of communication between the Auditor and the Board.

25. Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

26. Review the adequacy of the Company's internal accounting and disclosure systems and its financial auditing and accounting organization and systems.

C. Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D. Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and  regulations. These are the responsibilities of management and the Auditor.

PUBLIC DISCLOSURE OF CHARTER

This Charter will be included on the Company's website.

This Charter, as amended, was approved by the Committee on January 27, 2021 and the Board on January 27, 2021.

SCHEDULE B

Audit Committee Matters

Overview

The Audit Committee of the Board is principally responsible for recommending to the Board the external auditor to be nominated for election by the Company's shareholders at each annual general meeting and negotiating the compensation of such external auditor.
  overseeing the work of the external auditor.
  reviewing the Company's annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company.
  reviewing the Company's financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

Composition of the Audit Committee

The Audit Committee consists of three directors all of whom are independent and financially literate. In addition, the Company's governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, all of whom are not officers or employees of the Company. The Audit Committee complies with these requirements.

The following table sets out the names of the members of the Audit Committee and whether they are 'independent' and 'financially literate'.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
Brian K. Levet	Yes	Yes
Larry M. Okada	Yes	Yes

(1) To be considered to be independent, a member of the Committee must not have any direct or indirect 'material relationship' with the Company. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1. an understanding of the accounting principles used by the Company to prepare its financial statements;

2. the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3. experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4. an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
Brian E. Bayley	B.A. (Hon) - 1977 University of Victoria Victoria, BC M.B.A. - 1979 Queen's University Kingston, ON

Director and officer of numerous publicly traded companies (1986 - present), including Sprott Resource Lending Corp. (publicly traded natural resource lending company), and investor in numerous publicly traded companies during which time and as a result of such investments has reviewed and analyzed numerous financial statements.

Brian K. Levet	B.Sc. in Geology from the University of London (Derby College of Technology).

Mr. Levet has held various executive and management positions at Newmont Mining Corporation from 1983 to December 2010. Mr. Levet is recognized within the mining industry for exploration expertise and team leadership that resulted in a number of major discoveries. He has worked with Audit Committees and Board of Directors on matters relating to audit for numerous years.

Larry M. Okada,

Member of Institute of Chartered Professional Accountants of British Columbia - 1976

Member of Institute of Chartered Professional Accountants of Alberta - 1976

Certified Public Accountant - Washington State - 2000

Mr. Okada has been in public accounting practice with Deloitte, PricewaterhouseCoopers LLP and his own firm for over 42 years. Majority of his clients have been public mining companies listed on the TSX-V. He is a director and Audit Committee Chair for Forum Uranium Corp (TSX-V: FDC), Santacruz Silver Mining Ltd (TSX: SCZ), and Pan Andean Minerals Ltd. (TSX: PAD).

Complaints

The Audit Committee has established a "Whistleblower Policy" which outlines procedures for the confidential, anonymous submission by employees regarding the Company's accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled "To be opened by the Chairman of the Audit Committee only."  Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The "Whistleblower Policy" is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110

Since the commencement of the Company's most recently completed financial year, the Company has not relied on:

o the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company's auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor's annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year's audit);

o the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110 (which exempts a replacement member of the Audit Committee from being independent until the later of the next annual general meeting of shareholders or the six month anniversary of the date on which the vacancy filled by the member was created, if the vacancy resulted from the death, disability or resignation of an audit committee member; or

o an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B "Powers and Responsibilities - Performance & Completion by Auditor of its Work" of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1) (C$)	Audit Related Fees (2) (C$)	Tax Fees (3) (C$)	All Other Fees (4) (C$)
December 31, 2020	230,000	35,000	Nil	Nil
December 31, 2019	135,000	50,000	Nil	Nil

(1) The aggregate fees billed by the Company's auditor for audit fees.

(2) The aggregate fees billed for assurance and related services by the Company's auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the 'Audit Fees' column.

(3) The aggregate fees billed for professional services rendered by the Company's auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Company's corporate tax returns.

(4) The aggregate fees billed for professional services other than those listed in the other three columns.